     As filed with the Securities and Exchange Commission on March 19, 1999
                                                      Registration No. 333-_____
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                              --------------------

                                    FORM S-3

                              --------------------

                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                              --------------------

                             SOVEREIGN BANCORP, INC.
             (Exact name of registrant as specified in its charter)

       Pennsylvania                                      23-2453088
-----------------------------                   -----------------------------
(State or other jurisdiction                    (I.R.S. employer
of Incorporation)                               identification no.)

1130 Berkshire Boulevard                        Jay S. Sidhu, President
Wyomissing, Pennsylvania 19610                  and Chief Executive Officer
(610) 320-8400                                  1130 Berkshire Boulevard
--------------------------------                Wyomissing, Pennsylvania 19610
(Address, including zip code,                   (610)320-8400
and telephone number, including                 --------------------------------
area code, of Registrant's                      (Name, address, including
executive principal offices)                    zip code, and telephone
                                                number, including area code,
                                                of agent for service)

                              --------------------

                                    Copy to:

                           Joseph M. Harenza, Esquire
                           Stevens & Lee
                           111 North Sixth Street
                           Reading, PA   19601
                           (610) 478-2160

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement, as determined by market conditions and other factors.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ] _________________.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [x] 333-09113.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               -------------------

                         CALCULATION OF REGISTRATION FEE

======================================================================================
Title of Each          Amount     Proposed Maximum   Proposed Maximum     Amount of
Class of Securities     to be       Offering Price   Aggregate Offering  Registration
To Be Registered      Registered      Per Share            Price             Fee
----------------      ----------  -----------------  ------------------  -------------

Senior Notes due
2001                  $40,000,000       100%         $40,000,000         $11,120
======================================================================================


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The information in the Registration Statement on Form S-3 (File No. 333-09113) filed by Sovereign Bancorp, Inc. with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, is incorporated by reference into this Registration Statement.

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 12, 1996)


                                  $240,000,000


                                [GRAPHIC OMITTED]

                            SOVEREIGN BANCORP, INC.
                65/8% Senior Unsecured Notes due March 15, 2001

                        -------------------------------

This is a public offering by Sovereign Bancorp, Inc. of $240,000,000 of 65/8% Senior Unsecured Notes due March 15, 2001. Interest is payable on the notes on March 15 and September 15 of each year, beginning September 15, 1999.

We may redeem the notes at any time, but we will pay a premium upon any redemption prior to maturity.

The underwriters expect to deliver the notes on or about March 22, 1999 through the book-entry facilities of the Depository Trust Company.

Investing in the notes involves risks. See "RISK FACTORS" beginning on page S-6 of this prospectus supplement.

                                          Per Note          Total
                                        ------------   ---------------
     Public Offering Price ..........   99.892%         $239,740,800
     Underwriting Discount ..........     .625%         $  1,500,000
     Proceeds to Sovereign
     Bancorp, Inc.  .................   99.267%         $238,240,800

The notes are not savings or deposit accounts of us or any of our subsidiaries, and the notes are not insured by the Federal Deposit Insurance Corporation, the Savings Association Insurance Fund, the Bank Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                       -------------------------------

                                LEHMAN BROTHERS

                             SALOMON SMITH BARNEY

March 16, 1999

     You should rely only on the information contained or incorporated by reference in this prospectus supplement or the attached prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this prospectus supplement or the attached prospectus is accurate as of any date other than the date on the front cover of the document. We are not making an offer of these notes in any state where the offer is not permitted.

                  -------------------------------------------

                               TABLE OF CONTENTS

                            Prospectus Supplement
                                                             Page
                                                             ----
          Sovereign Bancorp, Inc .........................    S-3
          The Offering ...................................    S-5
          Risk Factors ...................................    S-6
          Forward-Looking Statements .....................    S-6
          Our Ratio of Earnings to Fixed Charges .........    S-7
          Use of Proceeds ................................    S-8
          Capitalization .................................    S-8
          Selected Financial Data ........................    S-9
          Description of the Notes .......................    S-11
          Underwriting ...................................    S-14
          Legal Matters ..................................    S-14


                                Prospectus

                                                             Page
                                                             ----
          Available Information ..........................      1
          Incorporation of Certain Documents by
             Reference ...................................      1
          Sovereign Bancorp, Inc. ........................      1
          Supervision and Regulation .....................      2
          Ratio of Earnings to Fixed Charges .............      6
          Use of Proceeds ................................      7
          Description of Debt Securities .................      7
          Description of Capital Securities ..............     18
          Description of Preferred Shares ................     19
          Description of Capital Stock ...................     22
          Description of Securities Warrants .............     25
          Certain Tax Considerations .....................     27
          Plan of Distribution ...........................     27
          Legal Matters ..................................     28
          Experts ........................................     28

                            SOVEREIGN BANCORP, INC.

     We are a Pennsylvania business corporation and the holding company for Sovereign Bank, a federal savings bank. As of December 31, 1998, we had total consolidated assets, deposits and shareholders' equity of approximately $21.9 billion, $12.3 billion and $1.2 billion, respectively.

     We conduct our operations through our subsidiary, Sovereign Bank. Our primary business consists of attracting deposits from our network of approximately 295 community banking offices, and originating commercial and asset-based loans, consumer and residential mortgage loans and home equity lines of credit in the communities served by those offices. Our mortgage banking division also originates loans through, provides financing to, and acquires loans from, mortgage companies and other originators of loans across the nation. Most of our community banking offices are located in north central and eastern Pennsylvania, New Jersey and northern Delaware. In terms of assets, we are the third largest bank or thrift holding company headquartered in Pennsylvania, and one of the 50 largest in the United States.

     Our principal executive offices are located at 2000 Market Street, Philadelphia, Pennsylvania 19103, and our telephone number is (215) 557-4630.


Recent Operating Results

     At and for the year ended December 31, 1998. We reported net income of $136.5 million for the year ended December 31, 1998, compared to $102.5 million for the year ended December 31, 1997, an increase of 33.2%. Net income per share for the year ended December 31, 1998 was $.85, compared to $.66 for the year ended December 31, 1997, an increase of 28.8%. Excluding pre-tax merger-related charges of $50.4 million in 1998 and $54.0 million in 1997, our net income would have increased 22.3% from $139.3 million for the year ended December 31, 1997 to $170.3 million for the year ended December 31, 1998. Excluding the merger-related charges, our net income per share for the year ended December 31, 1998 would have increased 19.1% to $1.06 as compared to $.89 for the same period in 1997.

     Excluding the merger-related charges noted above, return on average equity and return on total assets were 15.50% and .87%, respectively, for 1998 and 14.83% and .85%, respectively, for 1997.

     Our net interest income for the year ended December 31, 1998 was $493.6 million compared to $432.1 million for the year ended December 31, 1997. We attribute this increase to the growth in our balance sheet resulting from our recent acquisitions. Our interest rate spread (the difference between the yield on total assets and the cost of total liabilities) was 2.56% for the year ended December 31, 1998 compared to 2.68% for the same period in 1997.

     Our provision for possible loan losses was $28.0 million for the year ended December 31, 1998 compared to $41.1 million for the year ended December 31, 1997. At December 31, 1998, our non-performing assets were $115.7 million compared to $107.7 million at December 31, 1997. Our ratio of non-performing assets to total assets was .53% at December 31, 1998 compared to .61% at December 31, 1997. Our ratio of the allowance for possible loan losses to non-performing loans was 128.9% at December 31, 1998 compared to 116.7% at December 31, 1997.


     Our total other expenses were $360.1 million for the year ended December 31, 1998 compared to $279.8 million for the year ended December 31, 1997. Our ratio of general and administrative expenses to average assets for the year ended December 31, 1998 was 1.41% compared to 1.38% for the year ended December 31, 1997. This increase was primarily due to our overall franchise growth, as well as systems-related charges related to our conversion to a new commercial bank data processing system and our Year 2000 initiatives.

Pending Acquisitions

     Pending Acquisition of Peoples Bancorp, Inc. On September 7, 1998, we entered into an agreement to acquire Peoples Bancorp, Inc., parent company of Trenton Savings Bank, FSB. Peoples is a holding company headquartered in Lawrenceville, New Jersey. Peoples operates 14 banking offices in central and southern New Jersey. At September 30, 1998, approximately 21.0% of Peoples' loan portfolio consisted of loans to small and medium size businesses, and an additional 11.0% represented consumer loans. Peoples also operates a trust operation. At September 30, 1998, Peoples reported total unaudited consolidated assets of approximately $872.5 million, deposits of approximately $491.6 million and shareholders' equity of approximately $342.1 million. Peoples also reported net income of $8.5 million for the nine months ended September 30, 1998 compared to $5.9 million for the nine months ended September 30, 1997. We cannot complete our acquisition of Peoples until the requisite regulatory agencies and Peoples' shareholders have approved this merger. Although we expect to complete this merger in the second quarter of 1999, we cannot guarantee that the necessary approvals will be received by such time, or at all. If completed, we will treat the merger as a purchase for financial accounting purposes.

                                 THE OFFERING



Issue ..........................   We will issue $240,000,000 aggregate principal amount of Sovereign
                                   Bancorp's 65/8% Senior Unsecured Notes due March 15, 2001.

Maturity Date ..................   March 15, 2001

Interest Payment Dates .........   We will pay interest on the notes in arrears on each March 15 and
                                   September 15, commencing September 15, 1999.

Interest Rate ..................   The notes will bear interest at a rate per annum of 65/8%.

Optional Redemption ............   We may redeem the notes in whole or in part at any time prior to maturity.
                                   The redemption price in the case of optional redemption will equal 100%
                                   of the principal amount of the notes being redeemed at that time plus all accrued and unpaid interest on the notes to be redeemed at that time plus a make whole premium. See "Description of the Notes--Optional
                                   Redemption."

Mandatory Redemption ...........   Upon a continuing event of default, the trustee or holders of not less than
                                   25% in principal amount of the notes may require us to redeem the notes.
                                   The redemption price in the case of mandatory redemption will be equal to the aggregate principal amount of the notes, plus accrued and unpaid interest to the date of redemption. See "Description of Notes--Mandatory
                                   Redemption" and "Description of the Debt Securities--Events of Default."

Sinking Fund ...................   None.

Ranking ........................   The payment of principal and interest on the notes will be unsecured and will rank equally in right of payment to all of our present and future unsecured senior debt. As of December 31, 1998, we had approximately
                                   $7.9 million of indebtedness on a consolidated basis, $49.8 million of which comprised senior unsecured debt. We currently have no secured senior debt outstanding. Our obligations under the notes will also be effectively subordinated to all existing and future obligations of our subsidiaries, including Sovereign Bank's obligation to depositors. See "Risk
                                   Factors--Our ability to incur additional debt could adversely affect our ability to repay the notes" and "Risk Factors--Restrictions on dividends and other distributions of Sovereign Bank could limit amounts payable to
                                   us." While the notes are outstanding, we will not have the right to amend the Indenture under which the notes are being issued or the terms of the notes in a way which adversely affects the holders of the notes or which waives an event of default without the consent of holders of at least a majority in aggregate principal amount of the notes. See "Description of the Debt Securities--Modification and Waiver."

Use of Proceeds ................   We will use $200,502,000 of the proceeds from the sale of the notes to repay, in full, our outstanding Floating Rate Senior Notes due September
                                   15, 1999 in the principal amount of $200,502,000, issued by us on
                                   September 14, 1998. We presently intend to use the remaining proceeds from this offering for general corporate purposes.

Rating .........................   The notes will be rated "BBB-" by Standard & Poor's Ratings Group,
                                   "Ba1" by Moody's Investor Services, Inc., and "BBB" by Duff & Phelps
                                   Credit Service Co.

                                 RISK FACTORS

     You should carefully consider the risks described below before purchasing the notes. These are not the only risks and uncertainties facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.


Our ability to incur additional debt could adversely affect our ability to repay the notes.

     You will be in the same position as the creditors of our other senior unsecured debt. We are not obligated to repay the notes prior to repaying any of our other senior unsecured debt. You should also understand that the Indenture permits us and our subsidiaries to borrow additional funds. As a result, any new senior unsecured debt that we incur will have the same repayment priority as the notes, and any senior secured debt will rank higher than the notes to the extent that it is secured by collateral.

     If we borrow additional funds, those new loans will increase our loan repayment obligations and, therefore, decrease the amount of cash that is available to us to pay the notes. Furthermore, new loans could make it more difficult for us to borrow additional funds. As of December 31, 1998, we had no senior secured debt and unconsolidated indebtedness of approximately $491.0 million, of which $249.3 million comprised senior unsecured debt.


Restrictions on dividends and other distributions of Sovereign Bank could limit amounts payable to us.

     The notes will be our exclusive obligation. Because we derive substantially all of our cash flow from dividends and other distributions that our primary operating subsidiary, Sovereign Bank, pays to us, our ability to repay our creditors, including you, depends upon the performance of Sovereign Bank. However, various federal laws restrict Sovereign Bank's ability to pay dividends or to extend credit to us. For a discussion of some of these limitations, see our Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference.

     Additionally, the Indenture permits our subsidiaries, including Sovereign Bank, to borrow funds. The credit agreements under which our subsidiaries borrow funds may restrict the amount of money that they may pay to us. Furthermore, if any of our subsidiaries is dissolved, liquidated or reorganized, then the claims of those subsidiaries' creditors (including depositors) generally are first in right of payment as compared to our claims to the assets of our subsidiaries, thereby limiting the proceeds that would be paid to us. As of December 31, 1998, the aggregate indebtedness (including deposit liabilities, but excluding accounts payable and accrued expenses, deferred income taxes and other liabilities) of Sovereign Bank and all of our other subsidiaries was approximately $19.9 billion.


We may be required to reduce payments to some holders of the notes to satisfy United States tax withholding requirements.

     In the event that we are required to deduct or withhold taxes, duties or other governmental charges from our payments to holders or beneficial owners of notes, we would not be required to pay any additional amounts to such holders and, therefore, any such taxes, duties or charges would reduce the amounts received by such holders. See "Certain Tax Considerations."


There is an absence of a public market for the notes.

     The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue any market making at anytime without notice. We cannot give any assurance as to the liquidity of the trading market for the notes. The notes will not be listed on any securities exchange.


                          FORWARD-LOOKING STATEMENTS


     Some of the statements in this prospectus supplement, the attached prospectus and the documents incorporated by reference are forward-looking statements.

     These forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business, including:

   o statements relating to our goals with respect to growth in earnings per share, return on equity, return on assets, overhead efficiency ratio, tier 1 leverage ratio, annualized net charge-offs, dividend pay-out ratio, and fee income as a percentage of total revenue; and

   o statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," or similar expressions.

     These forward-looking statements involve risks and uncertainties that are subject to change based on various important factors (some of which are beyond our control). The following factors, among others, could cause our financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements:

   o the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

   o the effects of trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

   o   inflation, interest rate, market and monetary fluctuations;

   o the timely development of competitive new products and services by us and the acceptance of those products and services by customers;

   o the willingness of customers to substitute competitors' products and services for our products and services and vice versa;

   o our success in gaining regulatory approval of products and services, when required;

   o the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);

   o   technological changes;

   o   changes in consumer spending and savings habits;

   o the impact of our pending and completed acquisitions, including our success in fully realizing or realizing within the expected time frame expected cost savings and/or revenue enhancements from such pending or completed acquisitions, including, without limitation, the expected cost savings and revenue enhancements expected from the acquisition of Peoples Bancorp, Inc.;

   o   unanticipated regulatory or judicial proceedings;

   o   unanticipated results of our efforts to be Year 2000 compliant; and

   o   our success at managing the risks involved in the foregoing.

If one or more of these risks or uncertainties occurs or if the underlying assumptions prove incorrect, then our actual results, performance or achievements in 1999 and beyond could differ materially from those expressed in, or implied by, the forward-looking statements.

     We caution that the foregoing list of important factors is not exclusive, and neither such list nor any such forward-looking statement takes into account the impact that any future acquisition may have on us and any such forward-looking statement. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of us.


                    OUR RATIO OF EARNINGS TO FIXED CHARGES

     We computed our ratio of earnings to fixed charges by dividing earnings by fixed charges on a consolidated basis. We computed our ratio of earnings to combined fixed charges and preferred stock dividends by dividing earnings by the sum of fixed charges and preferred stock dividend requirements. Earnings consist primarily of income before income taxes adjusted for fixed charges. Fixed charges consist primarily of interest expense on short-term and long-term borrowings.

                                                                 Year Ended December 31,
                                              --------------------------------------------------------------
                                                 1998         1997         1996         1995         1994
                                              ----------   ----------   ----------   ----------   ----------
Ratio of Earnings to Fixed Charges
   Excluding interest on deposits .........       1.48x        1.44x        1.49x        1.89x        2.16x
   Including interest on deposits .........       1.24x        1.22x        1.22x        1.29x        1.40x
Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock
 Dividends(1)
   Excluding interest on deposits .........       1.47x        1.41x        1.44x        1.81x        2.16x
   Including interest on deposits .........       1.24x        1.21x        1.20x        1.27x        1.40x

------------
(1) On May 15, 1998, we redeemed all outstanding shares of our 61/4% Cumulative Convertible Preferred Stock, Series B at a redemption price of $52.188 per share. Substantially all holders of the Series B Preferred Stock converted their shares of preferred stock to shares of our common stock.


                                USE OF PROCEEDS

     Our proceeds from the offering of the notes will be $238,240,800 without giving effect to the out-of-pocket expenses we will incur in connection with the offering of the notes. We will use $200,502,000 of our proceeds from this offering to repay, in full, our outstanding Floating Rate Senior Notes due September 15, 1999, in the aggregate principal amount of $200,502,000. In September 1998, we received $200,502,000 from the sale of the Floating Rate Unsecured Notes. Those proceeds were used to repay an interim, short-term note in the aggregate principal amount of $200,000,000 payable to Lehman Commercial Paper, Inc., an affiliate of one of the underwriters. We used the $200,000,000 we received from Lehman Commercial Paper, Inc. to provide regulatory capital necessary to permit us to complete the acquisition of 93 First Union/CoreStates branches in September 1998.

     We presently intend to use the remaining proceeds of this offering for general corporate purposes, which may include advances to or investments in Sovereign Bank and financing possible future acquisitions. The precise amounts and timing of our application of the remaining proceeds will depend upon many factors, including the funding requirements of Sovereign Bank, the availability of other funds, and the existence of acquisition opportunities. Pending these uses, we expect to invest the net proceeds in short-term, interest-bearing securities.

                                CAPITALIZATION

     The following table sets forth our consolidated capitalization as of December 31, 1998, and as adjusted to give effect to the offering of the notes and our use of the estimated net proceeds. You should read the following data in conjunction with the financial information that we have included in this prospectus supplement and in the documents that we incorporated into this prospectus supplement and the attached prospectus by reference. See "Incorporation of Certain Documents by Reference" in the attached prospectus.



                                              December 31, 1998
                                       --------------------------------
                                           Actual        As Adjusted(1)
                                       --------------   ---------------
                                            (Dollars in thousands)
Deposits ...........................    $12,322,716       $12,322,716
Short-term borrowings ..............      3,921,684         3,721,182
Long-term debt .....................      3,978,908         4,216,949
Trust Preferred Securities .........        129,050           129,050
Total stockholders' equity .........      1,204,068         1,204,068
                                        -----------       -----------
Total capitalization ...............    $21,556,426       $21,593,965
                                        ===========       ===========
------------
(1) As adjusted to give effect to the offering of the notes. Proceeds are net of $1,959,200 of the underwriting discount and other estimated expenses of the offering of the notes.

                            SELECTED FINANCIAL DATA

     The following table sets forth some of our historical consolidated summary financial data as of and for each of the periods indicated. We derived our selected financial data for each of the three years in the period ended December 31, 1998 from our audited consolidated financial statements. You should read the data presented below in conjunction with, among other things, our consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus supplement. See "Incorporation of Certain Documents by Reference" and "Available Information" in the attached prospectus.

                          SELECTED FINANCIAL DATA(1)

                                                                At or for the Year Ended December 31,
                                                        ------------------------------------------------------
                                                              1998               1997               1996
                                                        ----------------   ----------------   ----------------
                                                            (Dollars in thousands, except per share data)
Balance Sheet Data
Total assets ........................................     $21,913,873        $17,655,455        $15,298,690
Loans ...............................................      11,285,840         11,324,122          9,595,495
Allowance for possible loan losses ..................        (133,802)          (116,823)           (73,847)
Investment and mortgage-backed securities ...........       8,502,082          5,372,713          5,012,118
Deposits ............................................      12,322,716          9,515,294          8,660,684
Borrowings ..........................................       7,900,592          6,863,643          5,599,109
Stockholders' equity ................................       1,204,068          1,047,795            889,751
Summary Statement of Operations
Total interest income ...............................      $1,355,371         $ 1,178,777        $ 1,016,826
Total interest expense ..............................         861,759            746,695            629,860
                                                           -----------        -----------        -----------
Net interest income .................................         493,612            432,082            386,966
Provision for possible loan losses ..................          27,961             41,125             22,685
                                                           -----------        -----------        -----------
Net interest income after provision for possible loan
 losses .............................................         465,651            390,957            364,281
Other income ........................................         105,638             58,722             63,379
Other expenses ......................................         360,083            279,817            289,773
                                                           -----------        -----------        -----------
Income before income taxes ..........................         211,206            169,862            137,887
Income tax provision ................................          74,751             67,324             47,509
                                                           -----------        -----------        -----------
Net income ..........................................      $  136,455         $  102,538         $   90,378
                                                           ===========        ===========        ===========
Share Data(2)
Common shares outstanding at end of period
 (in thousands) .....................................         159,727            141,218            134,000
Preferred shares outstanding at end of period
 (in thousands) .....................................               0              1,996              2,000
Basic earnings per share(3) .........................       $    0.88          $    0.70          $    0.63
Diluted earnings per share(3) .......................       $    0.85          $    0.66          $    0.59
Book value per share at end of period(4) ............       $    7.54          $    7.42          $    6.64
Common share price at end of period .................       $    141/4         $   175/16         $     91/8
Dividends declared per common share(5) ..............       $    0.084         $    0.114         $    0.140
Selected Financial Ratios
Dividend payout ratio(6) ............................            9.88%             17.27%             23.73%
Return on average assets ............................             .70%              0.63%              0.63%
Return on average stockholders' equity ..............           12.42%             10.92%             10.34%
Equity to assets ....................................            5.49%              5.93%              5.82%

------------
(1) We have restated all selected financial data to reflect all acquisitions during the periods presented that we have accounted for under the pooling-of-interests method of accounting.

(2) We have adjusted all per share data to reflect all stock dividends and stock splits declared or effected through the date of this prospectus supplement.

(3) Our 1998 and 1997 results include the merger-related charges of $33.8 million (after-tax) and $36.7 million (after-tax), respectively, resulting from our acquisitions during 1998 and 1997. Excluding the merger-related charges, basic earnings per share and diluted earnings per share were $1.10 and $1.06, respectively, for 1998 and $.97 and $.89, respectively, for 1997. The 1996 results include the non-recurring SAIF assessment of $24.9 million (after-tax). Excluding the non-recurring SAIF assessment, basic earnings per share and diluted earnings per share for 1996 were $.81 and $.76, respectively.

(4) We calculated book value by dividing equity by common shares.

(5) The higher dividend rate in prior periods is the result of acquisitions that we accounted for as a pooling-of-interests.

(6) The dividend payout ratio is calculated using dividends per common share divided by diluted earnings per share.

                           DESCRIPTION OF THE NOTES

     We will issue the notes under an indenture, dated February 1, 1994 (the "Indenture"), between us and Harris Trust and Savings Bank, as Trustee (the "Trustee").

     The notes must be held in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof.

     Except as otherwise defined herein, capitalized terms used herein shall have their meanings as set forth in the prospectus.


Ranking, Maturity and Interest Payments

     The notes will be our direct, senior unsecured obligations. The notes will mature March 15, 2001, and will bear interest from March 22, 1999, which is the date of original issuance, at the rate stated on the cover page of this prospectus supplement. We will pay interest semiannually on March 15 and September 15 to the persons in whose names the notes are registered at the close of business on the preceding March 1 and September 1, respectively. The initial interest payment will be made on September 15, 1999.


Optional Redemption

     We may at our option and at any time redeem the notes, in whole or in part, in principal amounts of denominations of $100,000 and integral multiples of $1,000 in excess thereof except that we may not reduce a holder's beneficial ownership of the notes below the minimum denomination of $100,000 as a result of an optional redemption. The redemption price will equal the sum of:

     (1) an amount equal to 100% of the principal amount of the notes being redeemed at that time plus

     (2) accrued and unpaid interest up to, but not including, the redemption date plus

     (3) a make-whole premium.

     We will calculate the make-whole premium as

     (1) the aggregate present value as of the redemption date of each dollar of principal of the notes being redeemed at that time and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable on each interest payment date after the redemption date in respect of such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at a rate equal to the sum of the Treasury Yield (determined on the business day immediately preceding the redemption date) plus 25 basis points from the respective dates on which such principal and interest would have been payable if such redemption had not been made, in excess of

     (2) the aggregate principal amount of the notes being redeemed at that time.

     "Treasury Yield" means, in connection with the calculation of any make-whole premium on any note, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recently published Federal Reserve Statistical Release H.15 (519) prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar date)) equal to the then remaining maturity of the notes being redeemed. If no United States Treasury security is available with a constant maturity that exactly matches the remaining maturity of the notes being redeemed, then the yields for the two published maturities most closely corresponding to, and greater than, such remaining maturity shall be calculated pursuant to the immediately preceding sentence and the "Treasury Yield" shall be calculated by interpolation, on a straight line basis, from such yields, rounding to the nearest month.

     If we elect to redeem all or part of the notes, then we will fix the date for redemption and send notice of the redemption by first class mail at least 30 and not more than 60 days prior to the redemption date to each registered holder of notes to be redeemed at its last registered address. In the event we elect to redeem less than all of the notes, we will notify the trustee at least 45 days prior to the redemption date (unless a shorter notice is satisfactory to the trustee) as to the aggregate principal amount of notes that we will redeem, and the trustee will select the notes or portions thereof to be redeemed by such method the trustee determines to be fair and appropriate.

     We will deposit with the trustee or with one or more paying agents an amount of money equal to the aggregate redemption price for all the notes to be redeemed on that redemption date.

     If we redeem any note in part only, the notice of redemption that relates to such note will state the portion of the note to be redeemed. We will issue a new note in principal amount equal to the unredeemed portion in the name of the registered holder thereof upon cancellation of the original note.

     On and after the redemption date, interest will cease to accrue on notes or portions of them called for redemption unless we default in the payment of the redemption price.


Mandatory Redemption

     The Indenture provides that upon the occurrence of a continuing event of default, the aggregate principal amount of the notes and all accrued and unpaid interest may be declared immediately due and payable by the trustee or by holders of not less than 25% in principal amount of the notes. See "Description of the Debt Securities--Events of Default."


Book-Entry System

     The Depository Trust Company ("DTC") will act as securities depository for the notes. We will issue the notes in fully-registered form (without interest coupons) in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered certificates will be issued as Global Securities for the notes in the aggregate principal amount of the notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and together with Direct Participants, "Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Anyone who purchases the notes under the DTC system must make their purchases through a Direct Participant, which will receive a credit for the notes on DTC's records. The Direct Participant will then record the ownership interest of each actual purchaser of notes ("Beneficial Owner") on the Participant's records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

     To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC would mail an omnibus proxy to the Trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

     We will make principal and interest payments on the notes to DTC. DTC has advised us that its current practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, Sovereign or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments of principal and interest to DTC is the responsibility of Sovereign or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursements of such payments to the Beneficial Owners shall be the responsibility of Participants.

     DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered.

     We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for the accuracy thereof.

     Neither we, the Trustee nor the underwriters will have any responsibility or obligation to Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Participant with respect to any ownership interest in the notes, or payments to, or the providing of notice for, Participants or Beneficial Owners.

                                 UNDERWRITING

     The underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amounts of notes indicated below. The Underwriting Agreement provides that the obligations of the underwriters to purchase the notes are subject to certain conditions described in that agreement. The underwriters will be obligated to purchase all the notes if any of the notes are purchased.

                                                Principal
                                             Amount of Notes
                                            ----------------
       Lehman Brothers Inc. ..............    $232,000,000
       Salomon Smith Barney Inc. .........    $  8,000,000
                                              ------------
                                              $240,000,000
                                              ============

     We have been advised by the underwriters that they propose to offer the notes to the public initially at the offering price stated on the cover of this prospectus supplement and to certain dealers at the same price less a selling concession equal to .20% of the principal amount of the notes. The underwriters may allow and each such dealer may reallow to other dealers a concession not exceeding .10% of the principal amount of the notes. After the initial public offering, the public offering price and any concessions and reallowances may be changed.

     In connection with the offering made hereby, the underwriters may purchase and sell the notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the notes, and short positions created by the underwriters involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase from Sovereign. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the notes sold in the offering may be reclaimed by the underwriters if such notes are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes. The notes will not be listed on any securities exchange.

     We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. We have agreed, during the period ending 60 days from the date of this prospectus supplement, not to issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any debt securities (except for the notes) with substantially similar terms to the notes.

     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates.

     You should read "Plan of Distribution" in the prospectus for further information regarding the distribution of the notes.


                                 LEGAL MATTERS

     Certain legal matters will be passed upon for us by Stevens & Lee, P.C., Reading and Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

Prospectus


                              [GRAPHIC OMITTED]


                            SOVEREIGN BANCORP, INC.
                    Common Stock and Common Stock Warrants

                       Debt Securities and Debt Warrants
                 Preferred Shares and Preferred Share Warrants

     Sovereign Bancorp, Inc. (the "Corporation" or "Sovereign") may from time to time offer (i) shares of its Common Stock, no par value (the "Common Stock"), (ii) in one or more series its unsecured debt securities, which may be either senior (the "Senior Securities") or subordinated (the "Subordinated Securities", the Senior Securities and the Subordinated Securities being referred to collectively as the "Debt Securities"), (iii) warrants to purchase the Debt Securities ("Debt Warrants"), (iv) shares of preferred stock (the "Preferred Shares") (v) warrants to purchase the Preferred Shares ("Preferred Share Warrants"), and (vi) warrants to purchase Common Stock ("Common Stock Warrants," the Debt Warrants, Preferred Share Warrants and Common Stock Warrants being referred to collectively as the "Securities Warrants") with an aggregate initial public offering price (including the exercise price of any Securities Warrants) of up to $200,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units ("ECU"), on terms to be determined at the time of sale.

     The Common Stock, Debt Securities, Preferred Shares and Securities Warrants (collectively, the "Offered Securities") may be offered separately or together in units, in separate series, in amounts, at prices, and on terms and conditions to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The Senior Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Corporation. The Subordinated Securities will be subordinated to all existing and future Senior Debt of the Corporation, as defined. See "Description of Debt Securities."

     The Securities Warrants may be issued independently or together with Common Stock, Debt Securities, or Preferred Shares offered by any Prospectus Supplement and may be attached to or separate from such Common Stock, Debt Securities, or Preferred Shares.

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered, such as, where applicable, (i) in the case of Debt Securities, the specific designation, original issue discount or premium, aggregate principal amount, currency, denominations, maturity, rate and time of payment of interest, terms for redemption at the option of the Corporation or repayment at the option of the holder and the redemption premium (if any), terms for sinking fund payments, terms for conversion into Common Stock or Preferred Shares or exchange into capital securities and the initial public offering price; (ii) in the case of Preferred Shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, exchange, voting and other rights, and the initial public offering price; and (iii) in the case of Securities Warrants, where applicable, the duration, offering price, exercise price and detachability.

     Each of the Offered Securities may be issued separately or together with Securities Warrants as a unit (a "Unit"). If any of the Offered Securities are issued as a Unit, the Prospectus Supplement relating thereto will describe the specific terms relating to such Unit including, where applicable: (i) if the Securities Warrant will be detachable from the accompanying Offered Security and when, if ever, such Securities Warrant may be separately transferred; (ii) the allocation of the public offering price between the Securities Warrant and the accompanying Offered Security; (iii) the qualification of the Units and its composite Offered Securities for trading on any securities exchange or automated dealers' quotation reporting system, and (iv) any United States federal income tax considerations relating to the Unit and the Offered Securities comprising the Unit.

     The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

     The Offered Securities may be offered directly by the Corporation to purchasers, through agents designated from time to time, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable fee, commission, purchase price or discount arrangements with them will be set forth, or will be calculable from the information set forth, in the Prospectus Supplement. The Corporation may also issue contracts under which the counterparty may be required to purchase Common Stock, Debt Securities, or Preferred Stock. Such contracts would be issued with the Common Stock, Debt Securities, Preferred Stock, and/or Securities Warrants in amounts, at prices and on terms to be set forth in a Prospectus Supplement. See "Plan of Distribution."

     Except for the Common Stock and any 61/4% Cumulative Convertible Preferred Stock, Series B that may be offered hereby, the Offered Securities are a new issue of securities with no established trading market. In the event that Offered Securities of a series offered hereby are not listed on a national securities exchange, certain broker-dealers may make a market in the Offered Securities, but will not be obligated to do so and may discontinue any market making any time without notice. No assurance can be given that any broker-dealer will make a market in the Offered Securities of any series or as to the liquidity of the trading market for the Offered Securities. Any such market making may be discontinued at any time.

                               ----------------

     The Offered Securities are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Corporation and are not insured by the Federal Deposit Insurance Corporation, Bank Insurance Fund, Savings Association Insurance Fund, or any other government agency.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

                               ----------------

                The date of this Prospectus is August 12, 1996.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or any Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation, or any underwriter or agent. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any Offered Securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information or that there has been no change in the affairs of the Corporation since such date.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             AVAILABLE INFORMATION

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files proxy statements, reports and other information with the Securities and Exchange Commission (the "Commission"). This filed material can be inspected and copied at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511) and copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by the Corporation are incorporated in this Prospectus by reference and made a part hereof:

     (1) The Corporation's Annual Report on Form 10-K for the year ended December 31, 1995.

     (2) The Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     (3) The Corporation's Current Reports on Form 8-K filed January 22, 1996, February 6, 1996, February 16, 1996, June 3, 1996, and July 29, 1996.

     (4) The Corporation's Registration Statement on Form 8-A, dated October 12, 1989, as amended on Form 8-A/A, dated January 8, 1996, pursuant to which the Corporation registered certain stock purchase rights under the Exchange Act.

     (5) The Corporation's Registration Statement on Form 8-A, dated May 16, 1995, pursuant to which the Corporation registered its 6-1/4% Cumulative Convertible Preferred Stock, Series B under the Exchange Act.


     Financial and other information included in the reports incorporated by reference herein do not reflect stock splits or dividends declared subsequent to the respective dates of such reports.


     Each document or report subsequently filed by the Corporation with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in the document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.


     The Corporation will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to Sovereign Bancorp, Inc., P.O. Box 12646, Reading, Pennsylvania 19612;
Attention: Investor Relations Officer (telephone: 610 320-8400).


                            SOVEREIGN BANCORP, INC.

     Sovereign Bancorp, Inc. ("Sovereign" or the "Corporation") is a Pennsylvania multi-thrift holding corporation headquartered in a suburb of Reading, Pennsylvania. Sovereign's subsidiaries consist of Sovereign Bank, a Federal Savings Bank ("Sovereign Bank"), Sovereign Community Bank ("Community Bank") and Sovereign

Investment Corporation. At June 30, 1996, Sovereign and its subsidiaries had total consolidated assets, deposits, and shareholders' equity of $9.2 billion, $5.0 billion and $461 million, respectively. Based on total assets at June 30, 1996, Sovereign is the largest thrift holding corporation and fourth largest financial institution headquartered in Pennsylvania. (Sovereign Bank and Community Bank are collectively referred to herein as the "Banks.")

     Sovereign's primary business consists of attracting deposits from its network of 122 community banking offices, located in Pennsylvania, New Jersey and Delaware, and originating residential mortgage loans and home equity lines of credit in those communities. The Banks originate mortgage loans through their community banking offices, commissioned employees who conduct business out of loan production offices, and a network of independent mortgage bankers and brokers. Substantially all loan underwriting is performed by the Banks.

     Sovereign's operating strategy emphasizes consistent profitability and growth. Accordingly, Sovereign seeks to (1) maintain superior asset quality through emphasis on the origination of single family mortgage loans; (2) limit interest rate risk through the origination of adjustable rate mortgages for retention in its portfolio; (3) maintain low overhead expense and high employee productivity; and (4) encourage a strong sales and service culture. In addition, Sovereign intends, over the course of the next 5 years, to increase the size of its commercial loan portfolio and consumer loan portfolio to approximately 10% and 25%, respectively, of Sovereign's total loan portfolio. In its effort to increase the size of the commercial loan and consumer loan portfolios, Sovereign will endeavor to maintain its emphasis on superior asset quality, low interest rate risk, low overhead expense and strong sales and service culture.

     Sovereign operates in a heavily regulated environment. Changes in laws and regulations affecting it and its subsidiaries may have an impact on its operations. See "Supervision and Regulation."

     The principal executive offices of Sovereign are located at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610, telephone (610) 320-8400.


Holding Company Structure

     Sovereign is a legal entity separate and distinct from its subsidiaries. Accordingly, the right of Sovereign, and consequently the right of creditors of Sovereign, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Sovereign in its capacity as a creditor may be recognized. The principal source of Sovereign's revenue and cash flow is dividends from its subsidiaries. See "Supervision and Regulation -- Restrictions on Capital Distributions" for a discussion of regulatory and other restrictions on the ability of the subsidiaries to pay dividends to Sovereign.


                          SUPERVISION AND REGULATION

General

     Sovereign is a "savings and loan holding company" registered with the Office of Thrift Supervision (the "OTS") under the Home Owners' Loan Act (the "HOLA") and, as such, Sovereign is subject to OTS regulations, examinations, supervision and reporting. The Banks are subject to examination and comprehensive regulation by the OTS. The deposits of Sovereign Bank are insured by the Savings Association Insurance Fund (the "SAIF") of the Federal Deposit Insurance Corporation (the "FDIC"). The deposits of Community Bank are insured by the Bank Insurance Fund (the "BIF") of the FDIC, and the Banks are subject to FDIC regulation. The Banks are members of the Federal Home Loan Bank (the "FHLB") system. The Banks are also subject to regulation by the Board of Governors of the Federal Reserve System with respect to reserves maintained against deposits and certain other matters.


Sovereign

     The HOLA prohibits a registered savings and loan holding company from directly or indirectly acquiring control, including through an acquisition by merger, consolidation or purchase of assets, of any savings association (as defined to include a federal savings bank) or any other savings and loan holding company, without prior

OTS approval. Generally, a savings and loan holding company may not acquire more than 5% of the voting shares of any savings association unless by merger, consolidation or purchase of assets. Certain regulations of the OTS describe standards for control under the HOLA (see "Control of Sovereign").

     Federal law empowers the Director of OTS to take substantive action when it determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of any particular activity constitutes a serious risk to the financial safety, soundness, or stability of a savings and loan holding company's subsidiary savings institution. The Director of OTS has oversight authority for all holding company affiliates, not just the insured institution. Specifically, the Director of OTS may, as necessary, (i) limit the payment of dividends by the savings institution; (ii) limit transactions between the savings institution, the holding company and the subsidiaries or affiliates of either; or (iii) limit any activities of the savings institution that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institution. Any such limits would be issued in the form of a directive having the legal efficacy of a cease and desist order.


Control of Sovereign

     Under the Savings and Loan Holding Company Act and the related Change in Bank Control Act (the "Control Act"), individuals, corporations or other entities acquiring shares of Sovereign's common stock may, alone or "in concert" with other investors, be deemed to control Sovereign and thereby the Banks. If deemed to control Sovereign, such person or group will be required to obtain OTS approval to acquire shares of Sovereign's common stock and will be subject to certain ongoing reporting procedures and restrictions under federal law and regulations. Under the regulations, ownership of 25% of the capital stock of Sovereign will be deemed to constitute "control," and ownership of more than 10% of the capital stock may also be deemed to constitute "control" if certain other control factors are present. It is possible that even lower levels of ownership of such securities could constitute "control" under the regulations.


Sovereign Bank and Community Bank

     The Banks are members of the FHLB system and are required to file reports with the OTS describing their activities and financial condition and are periodically examined to test compliance with various regulatory requirements. The Banks are also subject to examination by the FDIC. Such examinations are conducted with the purpose of protecting depositors and the insurance fund and not with the purpose of protecting holders of equity or debt securities of Sovereign, Sovereign Bank, or Community Bank.


Regulatory Capital Requirements

     OTS regulations require savings associations to maintain a minimum tangible capital ratio of not less than 1.5%, a minimum core capital, or "leverage", ratio of not less than 3% of tangible assets and 4% of risk-adjusted assets, and a minimum risk-based capital ratio (based upon credit risk) of not less than 8%. These standards are the same as the capital standards that are applicable to other insured depositary institutions, such as banks. Regulations adopted by the OTS require a minimum leverage capital requirement of 3% for associations rated composite 1 under the OTS MACRO rating system. For all other savings associations, the minimum leverage capital requirement is 3% plus at least an additional 100 to 200 basis points.

     In August, 1995, the federal banking agencies, including the OTS, issued a rule modifying their then-existing risk-based capital standards to provide for consideration of interest rate risk when assessing the capital adequacy of an institution. The new rule does not establish a measurement framework for assessing an institution's interest rate risk exposure level. Examiners will use data collected by the banking agencies to determine the adequacy of an individual institution's capital in light of interest rate risk. Examiners will also consider historical financial performance, earnings exposure to interest rate movements and the adequacy of internal interest rate risk management, among other things.

     The federal banking agencies, including the OTS, also adopted final rules relating to concentration of credit risk and risks of non-traditional activities effective on January 17, 1995. The agencies declined to adopt a quantitative test for concentrations of credit risk and, instead, provided that such risk would be considered in addition to other risks in assessing an institution's overall capital adequacy. Institutions with higher concentration of credit risk will be required to maintain greater levels of capital. Similarly, the federal agencies incorporated the evaluation of the risks of non-traditional activities into the overall assessment of capital adequacy. The agencies also indicated that proposed rules regarding specific types of non-traditional activities will be promulgated from time to time.

     Under the Federal Deposit Insurance Act ("FDIA") insured depository institutions must be classified in one of five defined categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized). Under OTS regulations, an institution will be considered "well capitalized" if it has (i) a total risk-based capital ratio of 10% or greater, (ii) a Tier 1 risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater and (iv) is not subject to any order or written directive to meet and maintain a specific capital level. An "adequately capitalized" institution is one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier 1 risk-based capital ratio of 4% or greater, (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with the highest composite regulatory examination rating) and (iv) does not meet the definition of a well capitalized institution. An institution will be considered (A) "undercapitalized" if it has
(i) a total risk-based capital ratio of less than 8%, (ii) a Tier 1 risk-based capital ratio of less than 4% or (iii) a leverage ratio of less than 4% (or 3% in the case of an institution with the highest regulatory examination rating);
(B) "significantly undercapitalized" if the institution has (i) a total risk-based capital ratio of less than 6%, (ii) a Tier 1 risk-based capital ratio of less than 3% or (iii) a leverage ratio of less than 3%; and (C) "critically undercapitalized" if the institution has a ratio of tangible equity to total assets of equal to or less than 2%. The OTS may, under certain circumstances, reclassify a "well capitalized" institution as "adequately capitalized" or require an "adequately capitalized" or "undercapitalized" institution to comply with supervisory actions as if it were in the next lower category. Such a reclassification could be made if the OTS determines that the institution is in an unsafe or unsound condition (which could include unsatisfactory examination ratings). A savings institution's capital category is determined with respect to its most recent thrift financial report filed with the OTS. In the event an institution's capital deteriorates to the undercapitalized category or below, the FDIA and OTS regulations prescribe an increasing amount of regulatory intervention, including the adoption by the institution of a capital restoration plan, a guarantee of the plan by its parent holding company and the placement of a hold on increases in assets, number of branches and lines of business.

     If capital has reached the significantly or critically undercapitalized levels, further material restrictions can be imposed, including restrictions on interest payable on accounts, dismissal of management and (in critically undercapitalized situations) appointment of a receiver or conservator. Critically undercapitalized institutions generally may not, beginning 60 days after becoming critically undercapitalized, make any payment of principal or interest on their subordinated debt. All but well capitalized institutions are prohibited from accepting brokered deposits without prior regulatory approval. Pursuant to the FDIA and OTS regulations, savings associations which are not categorized as well capitalized or adequately capitalized are restricted from making capital distributions which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of a savings association. At March 31, 1996, Sovereign Bank and Community Bank each met the criteria to be classified as "well capitalized."


Standards for Safety and Soundness

     The federal banking agencies adopted, effective in August 1995, certain operational and managerial standards for depository institutions, including internal audit system components, loan documentation requirements, asset growth parameters, and compensation standards for officers, directors and employees. Sovereign does not anticipate that the implementation or enforcement of these guidelines will have a material adverse effect on its results of operations.


Restrictions on Capital Distributions

     OTS regulations govern capital distributions by savings associations, which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of a savings association. Generally, the regulation creates a safe harbor for specified levels of capital distributions from associations meeting at least their minimum capital requirements, so long as such associations notify the OTS and receive no objection to the distribution from the OTS. Associations that do not qualify for the safe harbor are required to obtain prior OTS approval before making any capital distributions.

     The OTS rule generally provides for three tiers of savings associations:
(i) Tier 1 associations, associations that have capital ("total capital" as calculated under the OTS capital regulations) equal to or greater than their capital requirements prior to, and on a pro forma basis after giving effect to, a proposed capital distribution; (ii) Tier 2 associations, associations that have capital equal to or greater than their minimum capital requirements, but less than their Tier 1 capital requirements prior to, and on a pro forma basis after giving effect to, a proposed capital distribution; and (iii) Tier 3 associations, associations that do not meet their minimum capital requirements, either before or after giving effect to a proposed capital distribution. Under the OTS capital distributions rule, a Tier 1 association may make capital distributions without OTS approval of up to the greater of 100% of its net income during a calendar year plus the amount that would reduce by one-half its surplus capital ratio (the percentage by which the association's capital-to-assets ratio exceeds the ratio of its Tier 1 capital requirements to its assets) at the beginning of the calendar year, or 75% of its net income over the most recent four-quarter period. A Tier 1 association may make capital distributions in excess of the foregoing limits if the OTS does not object after receiving notice thereof. At December 31, 1995, each of the Banks was a "Tier 1 association." A Tier 2 association is authorized without OTS approval to make distributions of up to 75% of net income over the most recent four-quarter period if it satisfies its fully phased-in risk-based capital requirement, or up to 50% of such net income if it satisfies its interim (90% of fully phased-in amount) risk-based capital requirement. A Tier 2 association may, through a written approval process, obtain OTS approval to make distributions in excess of these amounts. Tier 3 associations are not authorized to make any capital distributions without prior written OTS approval unless, in the case of an association operating in compliance with an approved capital plan, the capital distribution is consistent with the association's capital plan. The OTS has supervisory authority to prohibit the payment of capital distributions for Tier 1 and Tier 2 associations.

     As a condition of obtaining approval from the OTS for the reorganization whereby Sovereign was formed as a "savings and loan holding company" Sovereign agreed that Sovereign Bank would not pay cash dividends in an amount in excess of 50% of Sovereign Bank's net income for any year. Amounts not used in any one year may be accumulated and used in subsequent years.


Insurance of Deposit Accounts

     The FDIC has implemented a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums based on capital and supervisory measures. Under the risk-related premium schedule, the FDIC assigns, on a semiannual basis, each institution to one of three capital groups (well-capitalized, adequately capitalized or undercapitalized) and further assigns such institution to one of three subgroups within a capital group. The institution's subgroup assignment is based upon the FDIC's judgment of the institution's strength in light of supervisory evaluations, including examination reports, statistical analyses and other information relevant to measuring the risk posed by the institution. Only institutions with a total capital to risk-adjusted assets ratio of 10.00% or greater, a Tier 1 capital to risk-based assets ratio of 6% or greater, and a Tier 1 leverage ratio of 5.0% or greater, are assigned to the well-capitalized group. As of December 31, 1995, Sovereign Bank and Community Bank were classified as well capitalized for purposes of calculating insurance assessments. Institutions are prohibited from disclosing the risk classification to which they have been assigned. As of December 31, 1995, the FDIC calculated deposit insurance assessments at the rate of $.23 for every $100 of deposits for the members of SAIF in the lowest risk-based premium category and $0.31 for every $100 of insured deposits for members of SAIF in the highest risk-based premium category.

     In August 1995, the FDIC adopted an amendment to the BIF risk-based assessment schedule that lowers the deposit insurance assessment rate for most (90% or more) commercial banks and other depository institutions with deposits insured by BIF to $.04 per $100 of insured deposits. On November 14, 1995, the FDIC further reduced the BIF assessment rates to a range of $.00 per $100 of insured deposits (subject to a minimum annual premium of $2,000) for those institutions with the least risk to $0.27 for every $100 of insured deposits for institutions deemed to have the highest risk, beginning January 1, 1996. At the same time, the FDIC voted to retain the existing assessment rates for SAIF- insured institutions. The reduced BIF assessment rates result in a substantial disparity in the deposit insurance premiums paid by BIF and SAIF members and could place SAIF-insured savings associations at a significant competitive disadvantage to BIF-insured institutions.

     Sovereign Bank is subject to FDIC deposit insurance assessments at the rate applicable to SAIF-insured institutions except, however, that the deposits acquired, on January 15, 1993 and May 31, 1996, when Sovereign acquired Harmonia Bancorp, Inc. ("Harmonia") and West Jersey Bancshares, Inc. ("WJB"), respectively, remain subject to BIF insurance assessment rates. The balance of these Harmonia and WJB deposits were estimated to be approximately $756.0 million and $88.3, respectively, at June 30, 1996. Community Bank, acquired by Sovereign on November 15, 1995, is subject to FDIC deposit insurance assessments at the rate applicable to BIF insured institutions.

     Federal savings banks like the Banks are required by OTS regulations to pay assessments to the OTS to fund the operations of the OTS. The general assessment is paid on a quarterly basis and is computed based on total assets of the institution, including subsidiaries.


                      RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for the Corporation including its consolidated subsidiaries is computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings by the sum of fixed charges and preferred stock dividend requirements. Earnings consist primarily of income (loss) before income taxes adjusted for fixed charges. Fixed charges consist primarily of interest expense on short-term and long-term borrowings.




                                               Three Months                          Year Ended December 31,
                                               Ended March 31,    --------------------------------------------------------------
                                                     1996            1995         1994         1993         1992         1991
                                              -----------------   ----------   ----------   ----------   ----------   ----------
Ratio of Earnings to Fixed Charges
   Excluding interest on deposits .........   1.68x               1.79x        1.97x        2.30x        2.58x        2.13x
   Including interest on deposits .........   1.28x               1.27x        1.38x        1.38x        1.29x        1.17x
Ratio of Earnings to Combined
 Fixed Charges and Preferred
 Stock Dividends
   Excluding interest on deposits .........   1.51x               1.68x        1.97x        2.30x        2.58x        2.13x
   Including interest on deposits .........   1.23x               1.24x        1.38x        1.38x        1.29x        1.17x

                                USE OF PROCEEDS

     The net proceeds of the Offered Securities will be used for general corporate purposes, which may include without limitation funding investments in, or extensions of credit to, the Corporation's subsidiaries, repayment of obligations, redemption of outstanding indebtedness and financing possible future acquisitions. Pending such use, the Corporation may temporarily invest the net proceeds or may use them to reduce short-term indebtedness.


                        DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. Except where specifically noted, the following description applies to both Senior Securities and Subordinated Securities.


General

     The Debt Securities will be unsecured obligations of the Corporation and will not be insured by the Savings Association Insurance Fund or the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

     The Debt Securities will be issued either as Senior Securities or Subordinated Securities. The Senior Securities will be issued under an Indenture dated as of February 1, 1994 (the "Senior Indenture"), between the Corporation and Harris Trust and Savings Bank, as Trustee. The Subordinated Securities will be issued under an Indenture dated as of February 1, 1994 (the "Subordinated Indenture"), between the Corporation and Harris Trust and Savings Bank, as Trustee. The Senior Indenture and the Subordinated Indenture are collectively referred to herein as the "Indentures." Copies of the Indentures have been filed with the Commission. References to the "Trustee" shall mean Harris Trust and Savings Bank as trustee under the Senior Indenture or the Subordinated Indenture, as applicable.

     The statements which follow under this caption are brief summaries of certain provisions contained in the Indentures, do not purport to be complete and are qualified in their entirety by reference to all the provisions of the applicable Indenture, copies of which have been filed with the Commission as exhibits to the Registration Statement. Whenever defined terms are used but not defined herein, such terms shall have the meanings ascribed to them in the applicable Indenture, it being intended that such defined terms shall be incorporated herein by reference. References to Sections are references to Sections in both Indentures unless otherwise indicated.

     Neither Indenture limits the aggregate principal amount of Debt Securities that may be issued thereunder and each Indenture provides that Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Except as may be set forth in a Prospectus Supplement, neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness which may be incurred or the other securities which may be issued by the Corporation or any of its affiliates.

     Because the Corporation is a holding company, the rights of its creditors, including the holders of the Debt Securities, to share in the distribution of the assets of any subsidiary upon the subsidiary's liquidation or recapitalization, will be subject to the prior claims of the subsidiary's creditors (including in the case of the Corporation's banking subsidiaries, their depositors), except to the extent that the Corporation may itself be a creditor with recognized claims against the subsidiary. In addition, there are certain regulatory limitations on the payment of dividends and on loans and other transfers to the Corporation by its banking subsidiaries. See "Supervision and Regulation."

     The amount of Debt Securities offered by this Prospectus will be limited to the amounts described on the cover of this Prospectus. Each indenture provides that Debt Securities in an unlimited amount may be issued thereunder from time to time in one or more series. (Section 301)

     The Senior Securities will be unsecured and will rank pari passu with other unsecured Senior Debt of the Corporation. The Subordinated Securities will be unsecured and, except as may be set forth in a Prospectus

Supplement, will rank pari passu with other Subordinated Debt of the Corporation and, together with such other Subordinated Debt, will be subordinate and junior in right of payment to the prior payment in full of the Senior Debt of the Corporation as described below under "Subordination."

     Reference is hereby made to the Prospectus Supplement relating to the particular series of Debt Securities for the terms of such Debt Securities, including, where applicable: (i) the designation and any limit on the aggregate principal amount of such Debt Securities; (ii) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Debt Securities will be issued; (iii) the date or dates on which such Debt Securities will mature or method by which such dates can be determined; (iv) the currency or currencies in which such Debt Securities are being sold and are denominated and the circumstances, if any, under which any Debt Securities may be payable in a currency other than the currency in which such Debt Securities are denominated, and if so, the exchange rate, the exchange rate agent and, if the Holder of any such Debt Securities may elect the currency in which payments thereon are to be made, the manner of such election; (v) the denomination in which any Debt Securities which are Registered Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof, and the denomination or denominations in which any Debt Securities which are Bearer Securities will be issuable, if other than the denomination of $5,000; (vi) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, which rate may be zero in the case of certain Debt Securities issued at an issue price representing a discount from the principal amount payable at maturity; (vii) the date from which interest on such Debt Securities will accrue, the dates on which such interest will be payable or method by which such dates can be determined, the date on which payment of such interest will commence and the circumstances, if any, in which the Corporation may defer interest payments; (viii) the dates on which, and the price or prices at which, such Debt Securities will, pursuant to any mandatory sinking fund provision, or may, pursuant to any optional redemption or required repayment provisions, be redeemed or repaid and the other terms and provisions of any such optional redemption or required repayment; (ix) any terms by which such Debt Securities may be convertible into Common Stock (see "Description of Common Stock"), Preferred Shares (see "Description of Preferred Shares"), or any other Capital Securities (see "Description of Capital Securities") of the Corporation and, in case of Debt Securities convertible into Preferred Shares, the terms of such Preferred Shares; (x) any terms by which the principal of such Debt Securities will be exchangeable for Capital Securities and any terms creating a fund (the "Securities Fund") pursuant to which the proceeds of sales of Capital Securities may be designated on the books of the Corporation for the payment of any of the principal of such Debt Securities; (xi) whether such Debt Securities are to be issuable as Bearer Securities and/or Registered Securities and, if issuable as Bearer Securities, the terms upon which any Bearer Securities may be exchanged for Registered Securities; (xii) whether such Debt Securities are to be issued in the form of one or more temporary or permanent Global Securities and, if so, the identity of the depositary for such Global Security or Securities; (xiii) if a temporary global Debt Security is to be issued with respect to such series, the extent to which, and the manner in which, any interest thereon payable on an interest payment date prior to the issuance of a permanent Global Security or definitive Bearer Securities will be credited to the accounts of the persons entitled thereto on such interest payment date; (xiv) if a temporary Global Security is to be issued with respect to such series, the terms upon which interests in such temporary Global Security may be exchanged for interests in a permanent Global Security or for definitive Debt Securities of the series and the terms upon which interests in a permanent Global Security, if any, may be exchanged for definitive Debt Securities of the Series; (xv) any additional restrictive covenants included for the benefit of Holders of such Debt Securities; (xvi) any additional Events of Default provided with respect to such Debt Securities; (xvii) information with respect to book-entry procedures, if any; (xviii) whether the Debt Securities will be repayable at the option of the Holder in the event of a change in control of the Corporation; (xix) any other terms of the Debt Securities not inconsistent with the provisions of the applicable indenture;
(xx) the terms of any securities being offered together with or separately from the Debt Securities; and (xxi) if such Debt Securities are Original Issue Discount Securities, the accreted or notational value thereof (or method of determining such amount) upon acceleration of maturity. Such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Debt Securities and certain United States federal income tax consequences and other special considerations applicable to such series of Debt Securities. If a Debt Security is denominated in a foreign currency, such Debt Security may not trade on a U.S. national securities exchange unless and until the Commission has approved appropriate rule changes pursuant to the Act to accommodate the trading of such Debt Security.

Form, Exchange, Registration and Transfer

     Debt Securities of a series may be issuable in definitive form solely as Registered Securities, solely as Bearer Securities or as both Registered Securities and Bearer Securities. Unless otherwise indicated in the Prospectus Supplement, Bearer Securities other than Bearer Securities in temporary or permanent global form will have interest coupons attached. (Section 201) Each Indenture also provides that Bearer Securities or Registered Securities of a series may be issuable in permanent global form. (Section 203) See "Permanent Global Securities."

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series of authorized denominations and of a like aggregate principal amount, tenor and terms. In addition, if Debt Securities of any series are issuable as both Registered Securities and Bearer Securities, at the option of the Holder upon request confirmed in writing, and subject to the terms of the applicable Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable into Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount, tenor and terms. Bearer Securities surrendered in exchange for Registered Securities between the close of business on a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the terms of the applicable Indenture. Bearer Securities will not be issued in exchange for Registered Securities. (Section 305) Each Bearer Security, other than a temporary global Bearer Security, and each interest coupon will bear the following legend: "Any United States Person who holds this obligation will be subject to limitations under the United States federal income tax laws including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

     Debt Securities may be presented for exchange as provided above, and Registered Securities may be presented for registration of transfer (duly endorsed or accompanied by a satisfactory written instrument of transfer), at the office of the Security Registrar or at the office of any transfer agent designated by the Corporation for such purpose with respect to such series of Debt Securities, without service charge and upon payment of any taxes and other governmental charges. (Section 305) If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Security Registrar) initially designated by the Corporation with respect to any series of Debt Securities, the Corporation may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent (or Security Registrar) acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, the Corporation will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Corporation will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Corporation may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1002)

     The Corporation shall not be required (i) to issue, register the transfer of or exchange Debt Securities of any particular series to be redeemed or exchanged for Capital Securities for a period of fifteen days preceding the first publication of the relevant notice of redemption or, if Registered Securities are outstanding and there is no publication, the mailing of the relevant notice of redemption, (ii) to register the transfer of or exchange any Registered Security so selected for redemption or exchange in whole or in part, except the unredeemed or unexchanged portion of any Registered Security being redeemed or exchanged in part, or (iii) to exchange any Bearer Security so selected for redemption or exchange except that such a Bearer Security may be exchanged for a Registered Security of like tenor and terms of that series, provided that such Registered Security shall be surrendered for redemption or exchange. (Section 305) Additional information regarding restrictions on the issuance, exchange and transfer of, and special United States federal income tax considerations relating to Bearer Securities will be set forth in the applicable Prospectus Supplement.


Temporary Global Securities

     If so specified in the applicable Prospectus Supplement, all or any portion of the Debt Securities of a series which are issuable as Bearer Securities will initially be represented by one or more temporary Global Securities, without interest coupons, to be deposited with a common depositary in London for Morgan Guaranty Trust Corporation of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") and Cedel S.A. ("Cedel") for credit to designated accounts. On and after the date determined as provided in any such temporary Global Security and described in the applicable Prospectus Supplement, but within a reasonable time, each such temporary Global Security will be exchangeable for definitive Bearer Securities, definitive Registered Securities or all or a portion of a permanent global Bearer Security, or any combination thereof, as specified in such Prospectus Supplement. No definitive Bearer Security or permanent global Bearer Security delivered in exchange for a portion of a temporary Global Security shall be mailed or otherwise delivered to any location in the United States in connection with such exchange.

     Additional information regarding restrictions on and special United States federal income tax consequences relating to temporary Global Securities will be set forth in the Prospectus Supplement relating thereto.


Permanent Global Securities

     If any Debt Securities of a series are issuable in permanent global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interest in any such permanent Global Security may exchange such interests for Debt Securities of such series and of like tenor and principal amount of any authorized form and denomination. Principal of and any premium and interest on a permanent Global Security will be payable in the manner described in the Prospectus Supplement relating thereto.


Payments and Paying Agents

     Unless otherwise indicated in the applicable Prospectus Supplement, payments of principal of and premium, if any, and interest, if any, on Bearer Securities will be payable in the currency designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Corporation may appoint from time to time. Unless otherwise provided in the Prospectus Supplement, such payments may be made, at the option of the Holder, by a check in the designated currency or by transfer to an account in the designated currency maintained by the payee with a bank located outside the United States. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date to a paying agent outside the United States. (Section 1001) No payment with respect to any Bearer Security will be made at any office or paying agency maintained by the Corporation in the United States nor will any such payment be made by transfer to an account, or by mail to an address, in the United States. Notwithstanding the foregoing, payments of principal of and premium, if any, and interest, if any, on Bearer Securities denominated and payable in U.S. dollars will be made in U.S. dollars at an office or agency of, and designated by, the Corporation located in the United States, if payment of the full amount thereof in U.S. dollars at all paying agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions, and the Trustee receives an opinion of counsel that such payment within the United States is legal. (Section 1002) As used in this Prospectus, "United States" means the United States of America (including the States and the District of Columbia) and its possessions including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Marianas Islands.

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of and premium, if any, and interest, if any, on a Registered Security will be payable in the currency designated in the Prospectus Supplement, and interest will be payable at the office of such paying agent or paying agents as the Corporation may appoint from time to time, except that at the option of the Corporation payment of any interest may be made by a check in such currency mailed to the Holder at such Holder's registered address or by wire transfer to an account in such currency designated by such Holder in writing not less than ten days prior to the date of such payment. Unless otherwise indicated in the applicable Prospectus Supplement, payment of any installment of interest on a Registered Security will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such payments. (Section
307) Unless otherwise indicated in the applicable Prospectus Supplement, principal payable at maturity will be paid to the registered holder upon surrender of the Registered Security at the office of a duly appointed paying agent.

     The paying agents outside the United States initially appointed by the Corporation for a series of Debt Securities will be named in the applicable Prospectus Supplement. The Corporation may terminate the appointment of any of the paying agents from time to time, except that the Corporation will maintain at least one paying agent outside the United States so long as any Bearer Securities are outstanding where Bearer Securities may be presented for payment and may be surrendered for exchange, provided that so long as any series of Debt Securities is listed on The Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Corporation will maintain a paying agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for such series of Debt Securities. (Section 1002)

     All moneys paid by the Corporation to a paying agent for the payment of principal of or premium, if any, or interest, if any, on any Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will, at request of the Corporation, be repaid to the Corporation, and the Holder of such Debt Security or any coupon appertaining thereto will thereafter look only to the Corporation for payment thereof. (Section 1003)


Covenants Contained in Indentures

     The Indentures provide that the Corporation (a) will not sell, transfer, or otherwise dispose of any shares of Voting Stock of Sovereign Bank or permit Sovereign Bank to issue, sell, or otherwise dispose of any shares of its Voting Stock unless Sovereign Bank remains a Controlled Subsidiary, and (b) will not permit Sovereign Bank to (i) merge or consolidate unless the surviving corporation is a Controlled Subsidiary or (ii) convey or transfer its properties and assets substantially as an entirety to any person, except to a Controlled Subsidiary. (Section 1005) "Controlled Subsidiary" means any corporation more than 80% of the outstanding shares of "Voting Stock" (except for directors' qualifying shares) of which is at the time owned directly by the Corporation. With the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series issued under the Indentures, such definition in the Indentures may be modified so as to reduce the required percentage of ownership from 80% to a majority. (Section
902) The term "Voting Stock" of Sovereign Bank refers to stock of any class or classes, however designated, having ordinary voting power for the election of a majority of the Board of Directors of Sovereign Bank, other than stock having such power only by reason of the happening of a contingency. (Section 101)

     The Senior Indenture also prohibits the Corporation from creating, assuming, incurring or suffering to exist, as security for indebtedness for borrowed money, any mortgage, pledge, encumbrance or lien or charge of any kind upon the Voting Stock of Sovereign Bank (other than directors' qualifying shares) without effectively providing that the Senior Securities shall be secured equally and ratably with (or prior to) such indebtedness; provided, however, that the Corporation may create, assume, incur or suffer to exist any such mortgage, pledge, encumbrance or lien or charge without regard to the foregoing provisions so long as after giving effect thereto, the Corporation will own at least 80% of the Voting Stock of Sovereign Bank then issued and outstanding, free and clear of any such mortgage, pledge, encumbrance, or lien or charge. (Section 1004 of the Senior Indenture) The Subordinated Indenture does not contain this covenant.

     The Corporation is not restricted by the Indentures from incurring, assuming or becoming liable for any type of debt or other obligations, from creating liens on its property (other than in the case of the Senior Indentures, the Voting Stock of Sovereign Bank as described above) for any purposes or from paying dividends or making distributions on its capital stock or purchasing or redeeming its capital stock. The Indentures do not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indentures do not contain any provision which would require the Corporation to repurchase or redeem or otherwise modify the terms of any of its Debt Securities upon a change in control or other events involving the Corporation which may adversely affect the creditworthiness of the Debt Securities.


Modification and Waiver

     Except as to the definition of Controlled Subsidiary in the Senior Indenture and certain other modifications and amendments not adverse to Holders of Debt Securities, modifications and amendments of and waivers of compliance with certain restrictive provisions under each Indenture may be made only with the consent of the Holders of not less than 662/3% in principal amount of the Outstanding Debt Securities of each series thereunder affected by such modification, amendment or waiver; provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security or coupon affected thereby; (i) change the Stated Maturity of the principal or any installment of principal or any installment of interest, if any; (ii) reduce the amount of principal or interest thereon, or any premium payable upon redemption or repayment thereof or in the case of an Original Issue Discount Security the amount of principal payable upon acceleration of the Maturity thereof; (iii) change the place of payment or the currency in which principal or interest is payable, if any; (iv) impair the right to institute suit for the enforcement of any payment of the principal, premium, if any, and interest, if any, or adversely affect the right of repayment, if any, at the option of the Holder; (v) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults; (vi) reduce the requirements contained in the applicable Indenture for quorum or voting; (vii) in the case of Debt Securities exchangeable for Capital Securities, impair any right to the delivery of Capital Securities in exchange for such Debt Securities or the right to institute suit for the enforcement of any such delivery or, in the case of Debt Securities convertible into Common Stock or Preferred Shares, impair any right to convert such Debt Securities; or (viii) modify any of the above provisions. (Section 902)

     Each Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series issued thereunder if Debt Securities of that series are issuable in whole or in part as Bearer Securities. (Section 1601) A meeting may be called at any time by the Trustee for such Debt Securities, or upon the request of the Corporation or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given in accordance with the Indenture with respect thereto. (Section
1602) Except as limited by the proviso in the preceding paragraph, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any consent or waiver which may be given by the Holders of not less than 662/3% in principal amount of the Outstanding Debt Securities of a series issued under an Indenture may be adopted at a meeting or an adjourned meeting at which a quorum is present only by the affirmative vote of the Holders of 662/3% in principal amount of such Outstanding Debt Securities of that series; and provided further, that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any demand, consent, waiver or other action which may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series issued under an Indenture may be adopted at a meeting or adjourned meeting at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. (Section
1604)

     Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the applicable Indenture with respect thereto will be binding on all Holders of Debt Securities of that series and the related coupons issued under that Indenture. The quorum at any meeting of Holders of a series of Debt Securities called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of such series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than 662/3% in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing 662/3% in principal amount of the Outstanding Debt Securities of such series issued under that Indenture will constitute a quorum. (Section 1604)


Events of Default

     Unless otherwise provided in the applicable Prospectus Supplement, any series of Senior Securities issued under the Senior Indenture will provide that the following shall constitute Events of Default with respect to such series:
(i) default in payment of principal of or premium, if any, on any Senior Security of such series when due; (ii) default for 30 days in payment of interest, if any, on any Senior Security of such series or related coupon, if any, when due; (iii) default in the deposit of any sinking fund payment on any Senior Security of such series when due; (iv) default in the performance of any other covenant in such Indenture, continued for 90 days after written notice thereof by the Trustee thereunder or the Holders of at least 25% in principal amount of the Outstanding Senior Securities of such series issued under that Indenture; and
(v) certain events of bankruptcy, insolvency or reorganization of the Corporation or Sovereign Bank. (Section 501 of the Senior Indenture)

     Unless otherwise provided in the applicable Prospectus Supplement, any series of Subordinated Securities issued under the Subordinated Indenture will provide that the only Event of Default will be certain events of bankruptcy of the Corporation. (Section 501 of the Subordinated Indenture) Unless specifically stated in the applicable Prospectus Supplement for a particular series of Subordinated Securities, there is no right of acceleration of the payment of principal of the Subordinated Securities upon a default in the payment of principal, premium, if any, or interest, if any, or in the performance of any covenant or agreement in the Subordinated Securities or Subordinated Indenture. In the event of a default in the payment of principal, premium, if any, or interest, if any, or the performance of any covenant (including, if applicable, any covenant to deliver any Capital Securities required to be delivered or any covenant to sell Capital Securities in a Secondary Offering) or agreement in the Subordinated Securities or Subordinated Indenture, the Trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce payment of such principal, premium, if any, or interest, if any, or to obtain the performance of such covenant or agreement or any other proper remedy, including, in the case of the failure to deliver Capital Securities, a proceeding to collect money equal to the principal amount of any Subordinated Securities for which Capital Securities were to be exchanged. (Section 503 of the Subordinated Indenture)

     The Corporation is required to file with each Trustee annually an Officers' Certificate as to the absence of certain defaults under the terms of the Indentures. (Section 1007 of the Senior Indenture, Section 1004 of the Subordinated Indenture) Each Indenture provides that if an Event of Default specified therein shall occur and be continuing, either the Trustee thereunder or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series issued under that Indenture may declare the principal of all such Debt Securities (or in the case of Original Issue Discount Series, such portion of the principal amount thereof as may be specified in the terms thereof) to be due and payable. (Section 502) In certain cases, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of any such series and any related coupons, waive any past default or Event of Default except a default
(i) in payment of the principal of or premium, if any, on any of the Debt Securities of such series and (ii) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series or coupons affected. (Section
513)

     Each Indenture contains a provision entitling the Trustee thereunder subject to the duty of such Trustee during default to act with the required standard of care, to be indemnified by the Holders of the Debt Securities of any series thereunder or any related coupons before proceeding to exercise any right or power under such Indenture with respect to such series at the request of such Holders. (Section 603) Each Indenture provides that no Holder of any Debt Securities of any series thereunder or any related coupons may institute any proceeding, judicial or otherwise, to enforce such Indenture except in the case of failure of the Trustee thereunder, for 60 days, to act after it is given notice of default, a request to enforce such Indenture by the Holders of not less than 25% in aggregate principal amount of the Outstanding Debt Securities of such series and an offer of indemnity reasonable to the Trustee. (Section 507) This provision will not prevent any Holder of Debt Securities or any related coupons from enforcing payment of the principal thereof and premium, if any, and interest, if any, thereon at the respective due dates thereof. (Section 508) The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series issued under an Indenture may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee for such Debt Securities or exercising any trust or power conferred on it with respect to the Debt Securities of such series. However, such Trustee may refuse to follow any direction that conflicts with law or the Indenture under which it serves or which would be unjustly prejudicial to Holders not joining therein. (Section 512)

     Each Indenture provides that the Trustee thereunder will, within 90 days after the occurrence of a default with respect to any series of Debt Securities thereunder known to it, give to the Holders of Debt Securities of such series notice of such default if not cured or waived, but, except in the case of a default in the payment of principal of or premium, if any, or interest, if any, on any Debt Securities of such series or any related coupons or in the payment of any sinking fund installment with respect to Debt Securities of such series or in the exchange of Capital Securities for Debt Securities of such series, the Trustee for such Debt Securities shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interest of the Holders of such Debt Securities. (Section 602)


Defeasance

     The Corporation may terminate certain of its obligations under each Indenture with respect to the Debt Securities of any series thereunder, including its obligations to comply with the covenants described under the heading "Covenants Contained in Indentures" above, with respect to such Debt Securities, on the terms and subject to the conditions contained in such Indentures, by depositing in trust with the Trustee money and/or, to the extent such Debt Securities are denominated and payable in U.S. dollars only, Eligible Instruments which, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal and premium, if any, and interest, if any, on such Debt Securities, and any mandatory sinking fund, repayment or analogous payments thereon, on the scheduled due dates therefor. Such deposit and termination is conditioned upon the Corporation's delivery of an opinion of counsel that the Holders of such Debt Securities will have no federal income tax consequences as a result of such deposit and termination. Such termination will not relieve the Corporation of its obligation to pay when due the principal of or interest on such Debt Securities if such Debt Securities of such series are not paid from the money or Eligible Instruments held by the Trustee for the payment thereof. (Section
401) The applicable Prospectus Supplement may further describe the provisions, if any, permitting or restricting such defeasance with respect to the Debt Securities of a particular series.


Subordination

     The Subordinated Securities shall be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Debt (as defined below) of the Corporation. In the event that the Corporation shall default in the payment of any principal, premium, if any, or interest, if any, on any Senior Debt when the same becomes due and payable, whether at Maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) shall be made or agreed to be made for principal, premium, if any, or interest, if any, on the Subordinated Securities, or in respect of any redemption, repayment, retirement, purchase or other acquisition of any of the Subordinated Securities. (Section 1801 of the Subordinated Indenture) "Senior Debt" means any obligation of the Corporation to its creditors, whether now outstanding or subsequently incurred other than
(i) any obligation as to which it is provided that such obligation is not Senior Debt and (ii) the Subordinated Securities. (Section 101 of the Subordinated Indenture). A series of Subordinated Debt Securities may be issued that is subordinate to the Senior Debt, but is senior as to right of payment to some or all other series of Subordinated Debt Securities.

     In the event of (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to the Corporation, its creditors or its property, (ii) any proceeding for the liquidation, dissolution or other winding up of the Corporation, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings,
(iii) any assignment by the Corporation for the benefit of creditors or (iv) any other marshalling of the assets of the Corporation, all Senior Debt (including any interest thereon accruing after the commencement of any such proceedings) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, shall be made on account of the principal or interest on the Subordinated Securities. In such event, any payment or distribution on account of the principal of or interest on the Subordinated Securities, whether in cash, securities or other property (other than securities of the Corporation or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Securities, to the payment of all Senior Debt at the time outstanding, and to any securities issued in respect thereof under any such plan of reorganization or adjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Securities shall be paid or delivered directly to the holders of Senior Debt in accordance with the priorities then existing among such holders until all Senior Debt (including any interest thereon accruing after the commencement of any such proceedings) shall have been paid in full. (Section 1801 of the Subordinated Indenture)

     In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Debt, the Holders of Subordinated Securities, together with the holders of any obligations of the Corporation ranking on a parity with the Subordinated Securities, shall be entitled to be repaid from the remaining assets of the Corporation the amounts at the time due and owing on account of unpaid principal, premium, if any, and interest, if any, on the Subordinated Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Corporation ranking junior to the Subordinated Securities and such other obligations. If any payment or distribution on account of the principal of or interest on the Subordinated Securities of any character or any security, whether in cash, securities or other property (other than securities of the Corporation or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Securities, to the payment of all Senior Debt at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment) shall be received by any Holder of any Subordinated Securities in contravention of any of the terms hereof and before all the Senior Debt shall have been paid in full, such payment or distribution or security shall be received in trust for the benefit of, and shall be paid over or delivered and transferred to, the holders of the Senior Debt at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Debt remaining unpaid to the extent necessary to pay all such Senior Debt in full. (Section 1801 of the Subordinated Indenture) By reason of such subordination, in the event of the insolvency of the Corporation, holders of Senior Debt may receive more, ratably, and holders of the Subordinated Securities having a claim pursuant to such securities may receive less, ratably, than the other creditors of the Corporation. Such subordination will not prevent the occurrence of any Event of Default in respect of the Subordinated Securities.

     The Subordinated Indenture may be modified or amended as provided under "Modification and Waiver" above, provided that no such modification or amendment may, without the consent of the holders of all Senior Debt outstanding, modify any of the provisions of the Subordinated Indenture relating to the subordination of the Subordinated Securities and any related coupons in a manner adverse to such holders. (Section 902 of the Subordinated Indenture)


Conversion of Convertible Debt Securities

     The Holders of Debt Securities of a specified series that are convertible into Common Stock or Preferred Shares of the Corporation ("Convertible Debt Securities") will be entitled at certain times specified in the applicable Prospectus Supplement, subject to prior redemption, repayment or repurchase, to convert any Convertible Debt Securities of such series (in denominations set forth in the applicable Prospectus Supplement) into Common Stock or Preferred Shares, as the case may be, at the conversion price set forth in the applicable Prospectus Supplement, subject to adjustment as described below and in the applicable Prospectus Supplement. Except as described below, no adjustment will be made on conversion of any Convertible Debt Securities for interest accrued thereon or for dividends on any Common Stock or Preferred Shares issued. (Section 1803 of the Senior Indenture, Section 1903 of the Subordinated Indenture) If any Convertible Debt Securities not called for redemption are converted between a Regular Record Date for the payment of interest and the next succeeding Interest Payment Date, such Convertible Debt Securities must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted. (Section 1803 of the Senior Indenture, Section 1903 of the Subordinated Indenture) The Corporation is not required to issue fractional shares of Common Stock upon conversion of Convertible Debt Securities that are convertible into Common Stock and, in lieu thereof, will pay a cash adjustment based upon the Closing Price (as defined in the Indenture) of the Common Stock on the last business day prior to the date of conversion. (Section 1804 of the Senior Indenture, Section 1904 of the Subordinated Indenture) In the case of Convertible Debt Securities called for redemption, conversion rights will expire at the close of business on the redemption date. (Section 1802 of the Senior Indenture, Section 1902 of the Subordinated Indenture)

     Unless otherwise indicated in the applicable Prospectus Supplement, the conversion price for Convertible Debt Securities that are convertible into Common Stock is subject to adjustment under formulas set forth in the applicable Indenture in certain events, including: the issuance of the Corporation's capital stock as a dividend or distribution on the Common Stock; subdivisions and combinations of the Common Stock; the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock within 45 days after the date fixed for the determination of the stockholders entitled to receive such rights or warrants, at less than the current market price (as defined in the Indenture); and the distribution to all holders of Common Stock of evidences of indebtedness or assets of the Corporation (excluding certain cash dividends and distributions described in the next paragraph) or rights or warrants (excluding those referred to above). (Section 1806 of the Senior Indenture, Section 1906 of the Subordinated Indenture) In the event that the Corporation shall distribute any rights or warrants to acquire capital stock ("Capital Stock Rights") pursuant to which separate certificates representing such Capital Stock Rights will be distributed subsequent to the initial distribution of such Capital Stock Rights (whether or not such distribution shall have occurred prior to the date of the issuance of a series of Convertible Debt Securities), such subsequent distribution shall be deemed to be the distribution of such Capital Stock Rights; provided that the Corporation may, in lieu of making any adjustment in the conversion price upon a distribution of separate certificates representing such Capital Stock Rights, make proper provision so that each Holder of such a Convertible Debt Security who converts such Convertible Debt Security (or any portion thereof) (a) before the record date for such distribution of separate certificates shall be entitled to receive upon such conversion shares of Common Stock issued with Capital Stock Rights and (b) after such record date and prior to the expiration, redemption or termination of such Capital Stock Rights shall be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion, the same number of such Capital Stock Rights as would a holder of the number of shares of Common Stock that such Convertible Debt Security so converted would have entitled the holder thereof to acquire in accordance with the terms and provisions applicable to the Capital Stock Rights if such Convertible Debt Security were converted immediately prior to the record date for such distribution. Common Stock owned by or held for the account of the Corporation or any majority owned subsidiary shall not be deemed outstanding for the purpose of any adjustment.

     No adjustment in the conversion price of Convertible Debt Securities that are convertible into Common Stock will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from retained earnings. No adjustment in the conversion price of Convertible Debt Securities that are convertible into Common Stock will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect, provided, that any such adjustment not so made will be carried forward and taken into account in any subsequent adjustment; and provided further that any such adjustment not so made shall be made no later than three years after the occurrence of the event requiring such adjustment to be made or carried forward. The Corporation reserves the right to make such reductions in the conversion price in addition to those required in the foregoing provisions as the Corporation in its discretion shall determine to be advisable in order that certain stock-related distributions hereafter made by the Corporation to its stockholders shall not be taxable. (Section 1806 of the Senior Indenture, Section 1906 of the Subordinated Indenture) Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or securities carrying the right to purchase any of the foregoing.

     In the case of (i) a reclassification or change of the Common Stock, (ii) a consolidation or merger involving the Corporation or (iii) a sale or conveyance to another corporation of the property and assets of the Corporation as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the Holders of the Convertible Debt Securities then outstanding that are convertible into Common Stock will be entitled thereafter to convert such Convertible Debt Securities into the kind and amount of shares of stock and other securities or property which they would have received upon such reclassification, change, consolidation, merger, sale or conveyance had such Convertible Debt Securities been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. (Section 1807 of the Senior Indenture, Section 1907 of the Subordinated Indenture)

     In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price of Convertible Debt Securities that are convertible into Common Stock, the Holders of such Convertible Debt Securities may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock or such Convertible Debt Securities.

Exchange for Capital Securities

     To the extent set forth in a Prospectus Supplement, a specified series of Debt Securities may be mandatorily exchangeable for Capital Securities as described under "Description of Capital Securities" below.


Information Concerning the Trustees

     The Trustee serves as trustee under indentures for other debt of the Corporation and as Rights Agent under the Corporation's Rights Agreement, described in "Description of Common Stock -- Shareholder Rights Plan," below.

     The Trustee may, from time to time make loans to the Corporation and perform other services for the Corporation in the normal course of business. Under the provisions of the Trust Indenture Act of 1939, as recently amended (the "Trust Indenture Act"), upon the occurrence of a default under an indenture, if a trustee has a conflicting interest (as defined in the Trust Indenture Act) the trustee must, within 90 days, either eliminate such conflicting interest or resign. Under the provisions of the Trust Indenture Act, an indenture trustee shall be deemed to have a conflicting interest if the trustee is a creditor of the obligor. If the trustee fails either to eliminate the conflicting interest or to resign within 10 days after the expiration of such 90-day period, the trustee is required to notify debt holders to this effect and any debt holder who has been a bona fide holder for at least six months may petition a court to remove the trustee and to appoint a successor trustee.

                       DESCRIPTION OF CAPITAL SECURITIES

     The following description of Capital Securities is included in this Prospectus because a Prospectus Supplement may provide that Capital Securities will be issuable in exchange for a series of mandatory convertible Debt Securities or upon conversion of a series of mandatory convertible Preferred Shares. Whenever Capital Securities are exchangeable for Debt Securities, the Corporation will be obligated to deliver Capital Securities with a Market Value (as defined below) equal to the principal amount of such Debt Securities. In addition, the Corporation will unconditionally undertake to sell the Capital Securities in a sale (the "Secondary Offering") on behalf of any Holders who elect to receive cash for the Capital Securities. The Corporation will bear all expenses of the Secondary Offering, including underwriting discounts and commissions. However, there is no assurance that there will be a market for the Capital Securities when issued or at any time thereafter. If the Corporation fails to deliver any Capital Securities when required to be delivered, the Trustee may institute judicial proceedings for (i) specific performance, (ii) money equal to the principal amount of the Debt Securities for which Capital Securities were to be exchanged or (iii) any other proper remedy. (Section 503) If the Corporation fails to effect the Secondary Offering, it will deliver to the Holders Capital Securities, and not cash, upon exchange of the Debt Securities. In such event, the Corporation will have no specifically enforceable obligation to effect the Secondary Offering, but will not be relieved of any liability for money damages it would have for breach of its obligation to effect a Secondary Offering of sufficient amounts of Capital Securities. The "Market Value" of any Capital Securities means their sale price in the Secondary Offering. If the Corporation does not effect the Secondary Offering, the Market Value of such Capital Securities shall be their fair value when exchanged as determined by three independent nationally recognized investment banking firms selected by the Corporation.

     Whenever Preferred Shares are mandatorily convertible into Capital Securities, the Corporation will be obligated to deliver Capital Securities in an amount either based upon a conversion price or with a required conversion value. The conversion value will be determined by then market prices, by an auction or bidding procedure or by such other method as set forth in the applicable Prospectus Supplement.

     The staff of the Commission has advised that Rules 13e-4 and 14e-1 of the Commission's rules and regulations relating to tender offers by issuers, as currently in effect and interpreted, would be applicable to the exchange of Capital Securities for Debt Securities of any series and the Secondary Offering. If, at the time of the exchange of Capital Securities for Debt Securities of any series and the Secondary Offering, Rule 13e-4 or Rule 14e-1 (or any successor rule or rules) applies to such transactions, the Corporation will comply with such rule (or any successor rule or rules) and will afford holders of such Debt Securities all rights and will make all filings required by such rule (or successor rule or rules). Rule 13e-4 and Rule 14e-1 may also be deemed to apply to mandatorily convertible Preferred Shares.

     The Capital Securities may consist of Common Stock, Perpetual Preferred Stock (as defined below) or other capital securities of the Corporation acceptable to its primary federal regulator. All Capital Securities which will be exchangeable for Debt Securities or issuable upon conversion of Preferred Shares will, upon issuance, be duly authorized, validly issued and, if applicable, fully paid and nonassessable. The Common Stock of the Corporation is described below under "Description of Common Stock."

     The Corporation may select any preferred stock ("Perpetual Preferred Stock") that is not mandatorily, or at the option of the holder, redeemable or repayable, otherwise than in shares of Common Stock or Perpetual Preferred Stock of another class or series or with the proceeds of the sale of Common Stock or Perpetual Preferred Stock, as Capital Securities to be exchanged for Debt Securities or issued upon conversion of Preferred Shares. Any shares of Perpetual Preferred Stock to be so issued will have such designations, preferences, dividend and other rights, qualifications, limitations and restrictions as may be determined by the Corporation and approved by the Board of Directors. A general description of the preferred stock of the Corporation is set forth below under "Description of Preferred Shares."

     The Corporation may also select any other securities to be exchanged for Debt Securities or issued upon conversion of Preferred Shares which qualify at the time of exchange or conversion as Capital Securities as determined by the Corporation's primary federal regulator. Such other Capital Securities will have such terms as may be determined by the Corporation.

                        DESCRIPTION OF PREFERRED SHARES

     The following description of the terms of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares offered by any Prospectus Supplement, and the extent, if any, to which such general provisions may apply to the Preferred Shares so offered will be described in the Prospectus Supplement relating to such Preferred Shares. The description of certain provisions of the Preferred Shares set forth below and in the Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Designation relating to the particular series of Preferred Shares, which will be filed with the Commission at or prior to the time of the sale of such Preferred Shares.



General

     Under the Corporation's Certificate of Incorporation, the Board of Directors of the Corporation is authorized without further stockholder action to adopt resolutions providing for the issuance of up to 7,500,000 shares of preferred stock (the "Preferred Stock"), in one or more series, with such voting powers, full or limited, and with such par value, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as may be determined by the Board of Directors. As of June 30, 1996, the Corporation had 2,000,000 shares of its 61/4% Cumulative Convertible Preferred Stock, Series B issued and outstanding.

     The Preferred Shares shall have the dividend, liquidation redemption, voting rights and, if applicable, conversion rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Shares. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Shares offered thereby for specific terms, including, where applicable: (i) the title of such Preferred Shares; (ii) the price at which such Preferred Shares will be issued; (iii) the dividend rates and dates on which dividends shall be payable, as well as the dates from which dividends shall commence to cumulate; (iv) the dates on which the Preferred Shares will be subject to redemption and the redemption price, (v) any mandatory redemption or sinking fund provisions; (vi) any rights on the part of the holder to convert the Preferred Shares into shares of Common Stock; (vii) any provisions for the mandatory conversion of such Preferred Shares into Capital Securities; and (viii) any additional dividend, liquidation, redemption, sinking fund, voting and other rights, preferences, privileges, limitations and restrictions; and (ix) the terms of any securities being offered together with or separately from such Preferred Shares. The Preferred Shares will be fully paid and nonassessable, and for each share issued, a sum equal to the par value (if any) will be credited to the Corporation's preferred stock account.


Dividends

     Holders of Preferred Shares will be entitled to receive cash dividends, when and as declared by the Board of Directors of the Corporation out of assets of the Corporation legally available for payment, at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each dividend will be payable to holders of record as they appear on the stock books of the Corporation on the record dates fixed by the Board of Directors of the Corporation. Dividends will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If, for any dividend period or periods, full cumulative dividends on any shares of preferred stock have not been paid or declared and set apart for payment or the Corporation is in default or in arrears with respect to any sinking fund or other arrangement for the purchase or redemption of any shares of preferred stock, the Corporation may not declare any dividends on, or make any payment on account of the purchase, redemption or other retirement of, its Common Stock or any other stock of the Corporation ranking as to dividends or distribution of assets junior to the preferred stock. If dividends on Preferred Shares are in arrears, and there shall be outstanding shares of any other series of preferred stock ranking on a parity as to dividends with the Preferred Shares, the Corporation, in making any dividend payment on account of such arrears, is required to make payments ratably upon all outstanding Preferred Shares and shares of such other series of preferred stock in proportion to the respective amounts of dividends in arrears on such Preferred Shares and shares of such other series of preferred stock. See "Supervision and Regulation" for a description of certain legal restrictions placed on the ability of the Corporation's banking subsidiaries to provide funds to the Corporation.

Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Preferred Shares will be entitled to receive out of assets of the Corporation available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock, liquidating distributions in the amount of the par value per share (as set forth in the applicable Prospectus Supplement) plus all accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the amounts payable with respect to the Preferred Shares and any other shares of stock of the Corporation ranking as to any such distribution on a parity with the Preferred Shares are not paid in full, the holders of the Preferred Shares and of such other shares will share ratably in any such distribution of assets of the Corporation in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holder of Preferred Shares will not be entitled to any further participation in any distribution of assets by the Corporation. A consolidation or merger of the Corporation with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Corporation shall not be deemed to be liquidation, dissolution or winding up of the Corporation.


Redemption

     The Preferred Shares will be redeemable in whole or in part, at the option of the Corporation, at the times and at the redemption prices set forth in the applicable Prospectus Supplement.

     The Corporation may not redeem less than all the outstanding shares of any series of Preferred Shares unless full cumulative dividends have been paid or declared and set apart for payment upon all outstanding shares of such series of Preferred Shares for all past dividend periods, and unless all matured obligations of the Corporation with respect to all sinking funds, retirement funds or purchase funds for all series of preferred stock then outstanding have been met.


Voting Rights

     Except as indicated below or in the applicable Prospectus Supplement, or except as expressly required by applicable law, the holders of the Preferred Shares will not be entitled to vote.

     If the equivalent of six quarterly dividends payable on any series of the Preferred Shares or any other series of preferred stock are in default (whether or not declared or consecutive), the holders of all outstanding series of preferred stock, voting as a single class with regard to series, will be entitled to elect two directors until all dividends in default have been paid or declared and set apart for payment.

     The affirmative vote of the holders of at least two-thirds of the outstanding shares of the Preferred Shares and any other series of preferred stock, voting as a single class without regard to series, will be required (i) for any amendment of the Corporation's Certificate of Incorporation (or any certificate supplemental thereto providing for the capital stock of the Corporation) or Bylaws that will materially and adversely change the preferences, privileges, rights, or powers of the preferred stock, but, in any case in which one or more, but not all, series of preferred stock would be so affected as to their preferences, privileges, rights or powers, only the consent of holders of at least two-thirds of the shares of each series that would be so affected, voting separately as a class, shall be required or (ii) to issue any class of stock that shall have preference as to dividends or distribution of assets over any outstanding series of preferred stock.

     All stockholder action must be taken at a meeting. Stockholder action by written consent is not permitted.

     The Corporation's Certificate of Incorporation may be amended to increase the number of authorized shares of the preferred stock without the vote of the holders of outstanding Preferred Shares.


Preferred Stock Conversion Rights

     The Prospectus Supplement for any series of Preferred Shares will state whether shares in that series are convertible into Common Stock. See "Description of Capital Stock," below. Unless otherwise provided in the applicable Prospectus Supplement, if a series of Preferred Shares is convertible into shares of Common Stock ("Convertible Preferred Shares"), holders of such Convertible Preferred Shares will have the right, at their option and at any time, to convert any of such Convertible Preferred Shares, initially at the conversion rate set forth in the Prospectus Supplement relating to such Convertible Preferred Shares, provided that if such series of Convertible Preferred Shares is called for redemption, the conversion rights pertaining thereto will terminate at the close of business on the date fixed for redemption. No fractional shares will be issued upon conversion of the Convertible Preferred Shares, but if such conversion results in a fraction, an equivalent amount will be paid in cash by the Corporation, based on the Closing Price, as defined in the Certificate of Designation for such series of Convertible Preferred Shares, of the Common Stock on the business day immediately preceding the day on which the Convertible Preferred Shares are converted.

     Unless otherwise indicated in the applicable Prospectus Supplement, the conversion rate is subject to adjustment in certain events, including: the issuance of capital stock as a dividend or distribution on the Common Stock; subdivisions and combinations of the Common Stock; the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock (or securities convertible into Common Stock) within 45 days after the date fixed for the determination of the stockholders entitled to receive such rights or warrants, at less than the current market price (as defined in the Certificate of Designation for such series of Convertible Preferred Shares); and the distribution to all holders of Common Stock of evidences of indebtedness or assets of the Corporation (excluding certain cash dividends and distributions described below) or rights or warrants (excluding those referred to above). In the event that the Corporation shall distribute any Rights pursuant to which separate certificates representing such Rights will be distributed subsequent to the initial distribution of such Rights (whether or not such distribution shall have occurred prior to the date of the issuance of a series of Convertible Preferred Shares), such subsequent distribution shall be deemed to be the distribution of such Rights; provided, that the Corporation may, in lieu of making any adjustment in the conversion rate upon a distribution of separate certificates representing such Rights, make proper provision so that each holder of such a Convertible Preferred Share who converts such Convertible Preferred Share (or any portion thereof) (a) before the record date for such distribution of separate certificates shall be entitled to receive upon such conversion shares of Common Stock issued with Rights and (b) after such record date and prior to the expiration, redemption or termination of such Rights shall be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion, the same number of such Rights as would a holder of the number of shares of Common Stock that such Convertible Preferred Share so converted would have entitled the holder thereof to acquire in accordance with the terms and provisions applicable to the Rights if such Convertible Preferred Share were converted immediately prior to the record date for such distribution. Common Stock owned by or held for the account of the Corporation or any majority owned subsidiary shall not be deemed outstanding for the purpose of any adjustment.

     No adjustment in conversion rate will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash distributions to the extent paid from retained earnings. No adjustment in the Conversion Price will be required unless such adjustment would require a change of at least 1% in the Conversion Price then in effect or a period of three years shall have elapsed from the date of occurrence of any event requiring any such adjustment; provided, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding any of the foregoing, neither the issuance of Common Stock under the Corporation's Dividend Reinvestment Plan or any successor plans providing for the purchase of shares of Common Stock by the Corporation's securityholders or employees at a price not less than 90% of the "fair market value" of the Common Stock as such term, or equivalent term, is defined in, and as calculated pursuant to, such plans from time to time, nor the granting of any rights thereunder, shall require an adjustment to the conversion rate. The Corporation reserves the right to make such increases in the conversion rate in addition to those required in the foregoing provisions as the Corporation, in its discretion, shall determine to be advisable in order that certain stock related distributions hereafter made by the Corporation to its stockholders shall not be taxable. Except as stated above, the conversion rate will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or securities carrying the right to purchase any of the foregoing.

     In the case of (i) any reclassification or change of the Common Stock, or
(ii) a consolidation or merger involving the Corporation, or (iii) a sale or conveyance to another corporation of the property and assets of the Corporation as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Convertible Preferred Shares then outstanding will be entitled thereafter to convert such Convertible Preferred Shares into the kind and amount of shares of stock and other securities or property which they would have received upon such reclassification, change, consolidation, merger, combination, sale or conveyance.

     If at any such time the Corporation makes a distribution of property to its shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (for example, distributions of evidences of indebtedness or assets of the Corporation, but generally not stock dividends or rights to subscribe to capital stock) and, pursuant to the antidilution provisions described above, the conversion rate of the Convertible Preferred Shares is increased, such increase may be deemed to be the receipt of taxable income by Holders of the Convertible Preferred Shares.


Outstanding Preferred Stock

     The Preferred Shares will rank on a parity in all respects with the outstanding preferred stock of the Corporation. The Common Stock, including Common Stock that may be issued upon conversion of the Preferred Shares or in exchange for or upon conversion of Subordinated Debt Securities, will be subject to any prior rights of the preferred stock then outstanding. Therefore, the rights of any other preferred stock that may be subsequently issued may limit the rights of the holders of the Preferred Shares.


                         DESCRIPTION OF CAPITAL STOCK

General

     The authorized capital of Sovereign consists of 100,000,000 shares of Common Stock, no par value, and 7,500,000 shares of preferred stock, such preferred stock to be issuable, in series and classes having such par value, rights, preferences, privileges and restrictions as the Board of Directors of Sovereign may determine. Except as described below, each share of Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock.

     The following summaries of certain provisions of the Corporation's Articles of Incorporation, as amended, and Bylaws and the Rights Agreement (defined below) do not purport to be complete and are qualified in their entirety by reference to such instruments, each of which is an exhibit to the Registration Statement of which this Prospectus forms a part.


Common Stock

     Voting Rights. Prior to the issuance of any preferred stock which possesses voting rights (see "Preferred Stock" below), the holders of the Common Stock will possess exclusive voting rights in Sovereign. Each holder of shares of Common Stock will be entitled to one vote for each share held on matters upon which stockholders have the right to vote. Stockholders will not be entitled to cumulate their votes for the election of directors.

     The holders of Common Stock are entitled to share ratably in dividends when and if declared by the Board of Directors of Sovereign from funds legally available therefor. Payment of dividends by Sovereign is dependent upon dividend payments to Sovereign by its subsidiaries, which payments are subject to regulatory restrictions. See "Supervision and Regulation -- Restrictions on Capital Distributions." Payment of dividends by Sovereign is also subject to certain limitations imposed by a loan agreement between Sovereign and an institutional lender. See "Supervision and Regulation -- Restrictions on Capital Distributions."

     Liquidation. In the event of any liquidation, dissolution, or winding up of Sovereign, after payment of all debts and liabilities of Sovereign and payment of any liquidation preference plus accrued dividends applicable to any outstanding shares of preferred stock, the holders of the Common Stock will be entitled to receive all assets of Sovereign available for distribution in cash or in kind.

     Preemptive Rights; Redemption. Holders of the Common Stock will not be entitled to preemptive rights with respect to any shares of Sovereign which may be issued. The Common Stock will not be subject to redemption. Upon receipt by Sovereign of the full specified purchase price therefor, the Common Stock will be fully paid and nonassessable.

Preferred Stock

     Sovereign's Board of Directors is authorized to approve the issuance of preferred stock, without any required approval of stockholders. The rights, qualifications, limitations and restrictions of each series of preferred stock issued will be determined by the Board of Directors at the time of issuance and may include, among other things, rights to participating dividends, voting and convertibility into the Common Stock. Shares of preferred stock may be issued with dividend, redemption, voting, and liquidation rights taking priority over Common Stock, and may be convertible into Common Stock, as determined by the Board of Directors at the time of issuance.

     At June 30, 1996, the only series of Sovereign Preferred Stock outstanding was Sovereign's 61/4% Cumulative Convertible Preferred Stock, Series B (the "Series B Preferred"), of which 2,000,000 shares were outstanding at June 30, 1996. The Series B Preferred is convertible at the option of the holder at any time, unless previously redeemed, into Common Stock. The Series B Preferred may not be redeemed prior to May 15, 1998. Thereafter, the Series B Preferred is redeemable at the option of Sovereign in whole or in part. The Series B Preferred has a liquidation preference of $50 per share.

     Holders of Series B Preferred are not entitled to vote except in limited circumstances.

     If the equivalent of six quarterly dividends payable on any series of preferred stock of Sovereign are in default (whether or not declared or consecutive), the holders of all outstanding series of preferred stock, voting as a single class without regard to series, will be entitled to elect two directors until all dividends in default have been paid or declared and set apart for payment. The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of preferred stock, voting as a single class without regard to series, will be required (i) for any amendment to Sovereign's Articles of Incorporation (or any certificate supplemental thereto providing for the capital stock of the Corporation) or Bylaws which will materially and adversely change the preferences, privileges, rights or powers of the preferred stock, but, in any case in which one or more, but not all, series of preferred stock would be affected as to their preferences, privileges, rights or powers, only the consent of holders of at least two-thirds of the shares of all such series that would be so affected, voting separately as a class, shall be required or (ii) to issue any class of stock which shall have preference as to dividends or distribution of assets over any outstanding series of preferred stock.

     Sovereign's Articles of Incorporation may be amended to increase the number of authorized shares of preferred stock without the vote of the holders of outstanding preferred stock.

     The brief description of the terms of the Series B Preferred set forth above does not purport to be complete and is subject to and qualified in its entirety by reference to the Statement with Respect to Shares for the Series B Preferred, a form of which is filed with the Commission pursuant to Sovereign's Registration Statement on Form 8-A dated May 16, 1995.

     Sovereign's Shareholder Rights Plan provides for the issuance of a series of junior participating preferred stock. See the description of such series of preferred stock under "Shareholder Rights Plan" below.


Shareholder Rights Plan

     Sovereign maintains a Shareholder Rights Plan (the "Rights Plan") designed to protect shareholders from attempts to acquire control of Sovereign at an inadequate price. Under the Rights Plan, each outstanding share of the Common Stock has attached to it one right to purchase one one-hundredth of a share of a series of junior participating preferred stock at an initial exercise price of $40. The rights are not currently exercisable or transferable, and no separate certificates evidencing such rights will be distributed, unless certain events occur.

     The rights become exercisable to purchase shares of the junior participating preferred stock if a person, group or other entity acquires or commences a tender offer or an exchange offer for 9.9% or more of total voting power. They can also be exercised if a person or group who has become a beneficial owner of at least 4.9% of the Common Stock or total voting power is declared by Sovereign's Board of Directors to be an "adverse person," as defined in the Rights Plan.

     After the rights become exercisable, under certain circumstances, the rights (other than rights held by a 9.9% or an "adverse person") will entitle the holders to purchase either the Common Stock or the common stock of the potential acquirer, in lieu of the junior participating preferred stock, at a substantially reduced price.

     Sovereign is generally entitled to redeem the rights at $.001 per right at any time until the tenth business day following the public announcement that a 9.9% position has been acquired. At any time prior to the date the rights have become nonredeemable, the Board can extend the redemption period. Rights are not redeemable following an "adverse person" determination.


Articles of Incorporation and Bylaws

     Sovereign's Articles of Incorporation and Bylaws contain certain provisions which may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for the Common Stock, a proxy contest for control of Sovereign, the assumption of control of Sovereign by a holder of a large block of the Common Stock and the removal of Sovereign's management. These provisions: (1) empower the Board of Directors, without shareholder approval, to issue preferred stock the terms of which, including voting power, are set by the Board; (2) divide the Board of Directors into three classes serving staggered three-year terms; (3) restrict the ability of shareholders to remove directors; (4) require that shares with at least 80% of total voting power approve mergers and other similar transactions with a person or entity holding stock with more than 5% of Sovereign's voting power, if the transaction is not approved, in advance, by the Board of Directors; (5) prohibit shareholders' actions without a meeting; (6) require that shares with at least 80%, or in certain instances a majority, of total voting power approve the repeal or amendment of the Articles of Incorporation; (7) require any person who acquires stock of Sovereign with voting power of 25% or more to offer to purchase for cash all remaining shares of Sovereign's voting stock at the highest price paid by such person for shares of Sovereign's voting stock during the preceding year; (8) eliminate cumulative voting in elections of directors; (9) require that shares with at least 662/3% of total voting power approve, repeal or amend the Bylaws; (10) require advance notice of nominations for the election of directors and the presenting of shareholder proposals at meetings of shareholders; and (11) provide that officers, directors, employees, agents and persons who own 5% or more of the voting securities of any other corporation or other entity that owns 662/3% or more of Sovereign's outstanding voting stock cannot constitute a majority of the members of Sovereign's Board of Directors.


Pennsylvania Law

     The Pennsylvania Business Corporation Law contains certain provisions applicable to Sovereign which may have similar effects. These provisions, among other things: (1) require that, following any acquisition by any person or group of 20% of a public corporation's voting power, the remaining stockholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the "fair value" of the shares, including an increment representing a proportion of any value payable for control of the corporation; and (2) prohibit for five years, subject to certain exceptions, a "business combination" (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a stockholder or group of stockholders beneficially owning 20% or more of a public corporation's voting power.

     In April 1990, Pennsylvania adopted legislation further amending the Pennsylvania Business Corporation Law. To the extent applicable to Sovereign at the present time, this legislation generally (1) expands the factors and groups (including shareholders) which the Board of Directors can consider in determining whether a certain action is in the best interests of the corporation, (2) provides that the Board need not consider the interests of any particular group as dominant or controlling, (3) provides that directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control, (4) provides that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' standard unless it is proved by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation, and (5) provides that the fiduciary duty of directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly. One of the effects of the new fiduciary duty provisions may be to make it more difficult for a shareholder to successfully challenge the actions of the Board of Directors in a potential change in control context. Sovereign opted out of coverage by the disgorgement and control-share acquisition statutes, also adopted in April 1990, pursuant to a Bylaw amendment as permitted by the legislation. Sovereign can reverse this action under certain circumstances.

                      DESCRIPTION OF SECURITIES WARRANTS

     The Corporation may issue Securities Warrants for the purchase of Debt Securities, Preferred Shares or Common Stock. Securities Warrants may be issued independently or together with Common Stock, Debt Securities or Preferred Shares offered by any Prospectus Supplement and may be attached to or separate from such Common Stock, Debt Securities or Preferred Shares. Each series of Securities Warrants will be issued under a separate warrant agreement (a "Securities Warrant Agreement") to be entered into between the Corporation and a bank or trust corporation, as Securities Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. The Securities Warrant Agent will act solely as an agent of the Corporation in connection with the Securities Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant Certificates or beneficial owners of Securities Warrants. Copies of the forms of Securities Warrant Agreements, including the forms of Securities Warrant Certificates representing the Securities Warrants, are filed as exhibits to the Registration Statement to which this Prospectus pertains. The following summaries of certain provisions of the forms of Securities Warrant Agreements and Securities Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Securities Warrant Agreements and the Securities Warrant Certificates.


General

     If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including, in the case of Securities Warrants for the purchase of Debt Securities, the following where applicable: (i) the offering price; (ii) the currencies in which such Securities Warrants are being offered; (iii) the designation, aggregate principal amount, currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of such Securities Warrants; (iv) the designation and terms of any series of Debt Securities or Preferred Shares with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such share of Common Stock, Debt Security or Preferred Share; (v) the date on and after which such Securities Warrants and the related Common Stock or series of Debt Securities or Preferred Shares will be transferable separately; (vi) the principal amount of the series of Debt Securities purchasable upon exercise of each such Securities Warrant and the price at which and currencies in which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vii) the date on which the right to exercise such Securities Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (viii) whether the Securities Warrants will be issued in registered or bearer form; (ix) United States federal income tax consequences; and (x) any other terms of such Securities Warrants.

     In the case of Securities Warrants for the purchase of Preferred Shares or Common Stock, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants and, in the case of Securities Warrants for Preferred Shares, the designation, aggregate number and terms of the series of Preferred Shares purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of the series of Common Stock, Debt Securities or Preferred Shares with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each share of Common Stock or such Debt Security or Preferred Share; (iv) the date on and after which such Securities Warrants and the related Common Stock or series of Debt Securities or Preferred Shares will be transferable separately; (v) the number of Preferred Shares or shares of Common Stock purchasable upon exercise of each such Securities Warrant and the price at which such number of Preferred Shares of such series or shares of Common Stock may be purchased upon such exercise;
(vi) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date on which such right shall expire; (vii) United States federal income tax consequences; and (viii) any other terms of such Securities Warrants. Securities Warrants for the purchase of Preferred Shares, or Common Stock will be offered and exercisable for U.S. dollars only and will be in registered form only.

     Securities Warrant Certificates may be exchanged for new Securities Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable Prospectus

Supplement. Prior to the exercise of any Securities Warrant to purchase Debt Securities, holders of such Securities Warrants will not have any of the rights of Holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the applicable indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Shares or Common Stock, holders of such Securities Warrants will not have any rights of holders of the Preferred Shares or Common Stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Preferred Shares or Common Stock purchasable upon such exercise or to exercise any applicable right to vote.


Exercise of Securities Warrants

     Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of Preferred Shares or shares of Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Corporation), unexercised Securities Warrants will become void.

     Securities Warrants may be exercised by delivering to the Securities Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities, Preferred Shares or Common Stock, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant Certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt, within five business days, of the Securities Warrant Certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant Certificate properly completed and duly executed at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Corporation will, as soon as practicable, issue and deliver the Debt Securities, Preferred Shares or Common Stock, as the case may be, purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant Certificate are exercised, a new Securities Warrant Certificate will be issued for the remaining amount of Securities Warrants.


Amendments and Supplements to Securities Warrant Agreements

     The Securities Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.


Common Stock Warrant Adjustments

     Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including:
(i) the issuance of Common Stock as a dividend or distribution on the Common Stock; (ii) subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock within 45 days after the date fixed for the determination of the stockholders entitled to receive such rights or warrants, at less than the current market price (as defined in the Warrant Agreement for such series of Common Stock Warrants); and (iv) the distribution to all holders of Common Stock of evidences of indebtedness or assets of the Corporation (excluding certain cash dividends and distributions described below) or rights or warrants (excluding those referred to above). In the event that the Corporation shall distribute any rights or warrants to acquire capital stock pursuant to clause (iii) above (the "Capital Stock Rights"), pursuant to which separate certificates representing such Capital Stock Rights will be distributed subsequent to the initial distribution of such Capital Stock Rights (whether or not such distribution shall have occurred prior to the date of the issuance of a series of Common Stock Warrants), such subsequent distribution shall be deemed to be the distribution of such Capital Stock Rights; provided that the Corporation may, in lieu of making any adjustment in the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant upon a distribution of separate certificates representing such

Capital Stock Rights, make proper provision so that each holder of such a Common Stock Warrant who exercises such Common Stock Warrant (or any portion thereof) (a) before the record date for such distribution of separate certificates shall be entitled to receive upon such exercise shares of Common Stock issued with Capital Stock Rights and (b) after such record date and prior to the expiration, redemption or termination of such Capital Stock Rights shall be entitled to receive upon such exercise, in addition to the shares of Common Stock issuable upon such exercise, the same number of such Capital Stock Rights as would a holder of the number of shares of Common Stock that such Common Stock Warrants so exercised would have entitled the holder thereof to acquire in accordance with the terms and provisions applicable to the Capital Stock Rights if such Common Stock Warrant was exercised immediately prior to the record date for such distribution. Common Stock owned by or held for the account of the Corporation or any majority owned subsidiary shall not be deemed outstanding for the purpose of any adjustment.

     No adjustment in the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect; provided that any such adjustment not so made will be carried forward and taken into account in any subsequent adjustment; and provided further that any such adjustment not so made shall be made no later than three years after the occurrence of the event requiring such adjustment to be made or carried forward. Except as stated above, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or securities carrying the right to purchase any of the foregoing.

     In the case of (i) a reclassification or change of the Common Stock, (ii) a consolidation or merger involving the Corporation or (iii) sale or conveyance to another corporation of the property and assets of the Corporation as an entirety or substantially as an entirety, in each case as a result of which holders of the Corporation's Common Stock shall be entitled to receive stock, securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Common Stock Warrants then outstanding will be entitled thereafter to convert such Common Stock Warrants into the kind and amount of shares of stock and other securities or property which they would have received upon such reclassification, change, consolidation, merger, sale or conveyance had such Common Stock Warrants been exercised immediately prior to such reclassification, change, consolidation, merger, sale or conveyance.


                          CERTAIN TAX CONSIDERATIONS

     The Prospectus Supplement may contain information concerning certain tax considerations relating to the Offered Securities. Holders of Offered Securities should consult their tax advisors as to the applicability to the Offered Securities and interest or dividends, if any, payable thereon of federal, state and local taxes.


                             PLAN OF DISTRIBUTION

     The Corporation may offer and sell the Offered Securities in any of three ways: (i) through agents; (ii) through underwriters or dealers; or (iii) directly to one or more purchasers. The Prospectus Supplement with respect to any of the Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters or agents, the purchase price of such Offered Securities, the proceeds to the Corporation from such sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which such Offered Securities may be listed.

     The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The Corporation may also issue contracts under which the counterparty may be required to purchase Common Stock, Debt Securities, or Preferred Shares. Such contracts would be issued with Common Stock, Debt Securities, Preferred Shares, and/or Securities Warrants in amounts, at prices and on terms to be set forth in a Prospectus Supplement. See "Plan of Distribution."

     If so indicated in the Prospectus Supplement relating to any Offered Securities, the Corporation will authorize underwriters, dealers and agents to solicit offers by certain specified institutions to purchase such Offered Securities from the Corporation at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in such Prospectus Supplement, and such Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Underwriters, dealers and agents may be entitled, under agreements entered into with the Corporation, to indemnification by the Corporation against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contributions with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters and agents, and affiliates thereof, may be customers of, engage in transactions with, or perform services for the Corporation and its affiliates in the ordinary course of business.

     Each underwriter, dealer and agent participating in the distribution of any Debt Securities that are issuable as Bearer Securities will agree that, in connection with the original issuance of such Bearer Securities, it will not offer, sell or deliver, directly or indirectly, Bearer Securities to a United States person or to any person within the United States, except to the extent permitted under United States Treasury Regulations.

     Except for Common Stock, all Offered Securities will be new issues of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Corporation for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.


                                 LEGAL MATTERS

     The legality of the Offered Securities and, if any Offered Securities are by their terms convertible into Common Stock, the Common Stock into which the Offered Securities may be converted, will be passed upon for the Corporation by Stevens & Lee, 111 North Sixth Street, Reading, Pennsylvania 19601, special counsel to the Corporation. Joseph E. Lewis, a director of the Sovereign Bank, is a principal of the firm of Stevens & Lee. At June 30, 1996, certain attorneys at Stevens & Lee and members of their immediate families owned or had investment discretion with respect to an aggregate of less than 300,000 shares of Common Stock. Unless otherwise indicated in the Prospectus Supplement relating thereto, if the Offered Securities are being distributed in an underwritten offering, certain legal matters with respect to the Offered Securities and, if the Offered Securities are by their terms convertible or exchangeable, the securities into which the Offered Securities may be converted or exchanged, will be passed upon for the underwriters by the law firm named in such Prospectus Supplement as representing the underwriters.


                                    EXPERTS

     The consolidated financial statements of Sovereign Bancorp, Inc. appearing in Sovereign Bancorp, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference which, as to the year 1993 is based in part on the report of B.D.O. Seidman, LLP, independent auditors. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                                 $240,000,000


                              [GRAPHIC OMITTED]

                            SOVEREIGN BANCORP, INC.
                65/8% Senior Unsecured Notes due March 15, 2001






                         -----------------------------

                             PROSPECTUS SUPPLEMENT
                                 March 16, 1999

                        -----------------------------













LEHMAN BROTHERS

                                                            SALOMON SMITH BARNEY

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Wyomissing, Commonwealth of Pennsylvania, on March 2, 1999.

                                         SOVEREIGN BANCORP, INC.

                                         By /s/ Jay S. Sidhu
                                            ------------------------------------
                                                Jay S. Sidhu,
                                                President and Chief
                                                Executive Officer



         KNOW ALL MEN BY THESE PRESENTS, THAT EACH OFFICER AND DIRECTOR OF SOVEREIGN BANCORP, INC. WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS JAY S. SIDHU, DENNIS S. MARLO, LAWRENCE M. THOMPSON, JR., AND JOSEPH M. HARENZA, ESQUIRE, AND EACH OF THEM, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL AND SEVERAL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS THEY OR HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR THEIR SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                   Title
---------                                   -----
/s/ Richard E. Mohn                          Chairman of the                     March 2, 1999
------------------------                     Board and Director
Richard E. Mohn

/s/ Jay S. Sidhu                             President, Chief                    March 2, 1999
------------------------                     Executive Officer
Jay S. Sidhu                                 and Director


/s/ Rhoda S. Oberholtzer                     Director                            March 2, 1999
------------------------
Rhoda S. Oberholtzer



/s/ Patrick J. Petrone                       Director                            March 2, 1999
------------------------
Patrick J. Petrone

/s/ Daniel K. Rothermel                      Director                            March 2, 1999
------------------------
Daniel K. Rothermel

/s/ G. Arthur Weaver                         Director                            March 2, 1999
------------------------
G. Arthur Weaver

/s/ Cameron C. Troilo                        Director                            March 2, 1999
------------------------
Cameron C. Troilo

/s/ Dennis S. Marlo                          Chief Financial                     March 2, 1999
------------------------
Dennis S. Marlo                             Officer

/s/ Mark R. McCollom                         Chief Accounting                    March 2, 1999
------------------------
Mark R. McCollom                            Officer


                                  EXHIBIT INDEX


Exhibit No.                Description of Exhibit
-----------                ----------------------

5.1                        Opinion of Stevens & Lee, P.C.

23.1                       Consent of Stevens & Lee, P.C.
                           (included in Exhibit 5.1)

23.2                       Consent of Ernst & Young LLP

23.3                       Consent of KPMG LLP

23.4                       Consent of KPMG LLP

23.5                       Consent of KPMG LLP

23.6                       Consent of PricewaterhouseCoopers LLP

23.7                       Arthur Andersen LLP